0-22286



02032347

P.E. 4-01-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 3 0 2002
1080

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

NY2:\883214\27\$XHQ27!.DOC\76961.0001

The following is included in this Report on Form 6-K:

1. Registrant's 2001 Annual Report to Shareholders

Taro Pharmaceutical Industries Ltd. • Annual Report 2001

Leverage for the Future



TARO

2001 Financial Highlights*

	2001	2000	1999
Sales	$150,134	$103,797	$83,785
Gross Profit	$95,398	$62,591	$48,471
Net Income	$25,994	$10,027	$5,539
EPS†	$0.99	$0.42	$0.25

** U.S. Dollars in thousands except EPS data.*
† Earnings per diluted share.

Mission Statement

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

Taro Milestones

1950	Taro is established in Israel
1960	Chemical synthesis program begins
1961	Initial public offering in U.S.
1982	Taro shares listed on Nasdaq
1984	Canadian operations begin
1988	Company enters U.S. market
1991	Taro Research Institute established
2000	Taro exceeds $100 million in sales
	50th U.S. ANDA approval
2001	Cumulative 10-year R&D investment tops $100MM
	Public offering yields over $126 million



Barrie Levitt, M.D.
Chairman of the Board



Aaron Levitt
President

Dear Fellow Shareholders,

Taro is proud of its accomplishments in 2001. These accomplishments resulted from productive research, efficient manufacturing and successful marketing. Taro has enjoyed substantial operational leverage in recent years: sales have grown at an impressive rate, while profits have grown even more rapidly. In parallel, Taro's public offering in October 2001 provided additional capital, expanding the Company's opportunities for growth.

Financial Performance Overview

The close of 2001 marked Taro's 24th consecutive quarter of record sales and 14th consecutive quarter of record earnings. Sales for the full year ended December 31, 2001 increased 45% to $150,134,000, compared with sales of $103,797,000 in 2000. Net income in 2001 increased 159% to $25,994,000, or $0.99 per diluted share, compared with net income of $10,027,000, or $0.42 per diluted share, in 2000.

Gross profit for 2001 increased 52% to $95,398,000, or 64% of sales, compared with $62,591,000, or 60% of sales, in 2000. Operating income before R&D expenses for 2001 increased 71% to $52,408,000, or 35% of sales, compared with $30,689,000, or 30% of sales, in 2000.

Selling, general and administrative expenses for 2001 were $42,990,000, or 29% of sales, compared with $31,902,000, or 31% of sales, in 2000. R&D expenses in 2001 were $19,633,000, or 13% of sales, compared with $14,593,000, or 14% of sales, in 2000.

Strong Balance Sheet

On October 5, 2001, Taro completed a public offering which generated net proceeds to the Company in excess of $126 million.

At December 31, 2001, total assets were $307,762,000, compared with $120,446,000 at year-end 2000. Cash and cash equivalents were $150,732,000, compared with $7,245,000 at year-end 2000. Total liabilities were $88,622,000, compared with $70,064,000 at year-end 2000. Shareholders' equity was $218,364,000, compared with $50,214,000 at December 31, 2000.

Operational Leverage

Taro's financial performance in 2001 reflects a decade of steadily increasing operational leverage. Since 1991, consistent sales gains have resulted in a compound annual growth rate (CAGR) of 22%. Gross profit has increased at a CAGR of 25%, operating income before R&D investment has increased at a CAGR of 29% and net income has increased at a CAGR of 34%. This performance demonstrates the Company's strategy of focusing on long-term growth and profits through investments in both research and infrastructure.

As a result of our public offering in 2001, we now have sufficient resources to implement a more intensive business development program, focusing on highly selective product or technology driven acquisitions.

New Products

In 2001, Taro received approval for several Abbreviated New Drug Applications (ANDAs) from the U.S. Food and Drug Administration (FDA), including the first generic approval for Clotrimazole and Betamethasone Dipropionate Cream. This product is bioequivalent to Schering-Plough's Lotrisone® Cream, a combination antifungal/corticosteroid used to treat a variety of dermatological conditions.

The Company also received approvals for Amiodarone Hydrochloride Tablets, 200 mg (bioequivalent to Wyeth's Cordarone®), Enalapril Maleate Tablets in four strengths, and Enalapril Maleate and Hydrochlorothiazide Tablets in two strengths (bioequivalent to Merck's Vasotec® and Vaseretic® Tablets, respectively).

Acquisition of Dermovate® Brand in Canada

In October 2001, Taro's Canadian subsidiary acquired the rights to Dermovate® (clobetasol propionate) Cream, Ointment and Topical Solution from GlaxoSmithKline for Canada.

Dermovate® is an ultra-high potency topical corticosteroid used in treating dermatological conditions such as psoriasis and eczema. The acquisition enhances Taro's position as a leader in the Canadian market for topical corticosteroids. The Dermovate® line is currently being promoted by Taro's professional dermatology field sales force in Canada.

Warfarin Approved in the UK

In January 2002, Taro received approval in the UK for Warfarin Tablets in all four strengths sold in that market. Warfarin is an anticoagulant indicated for the prevention and treatment of blood clotting disorders and in the prevention of thromboembolic complications associated with heart attacks and rhythm disorders of the heart such as atrial fibrillation. Taro now markets the full line of Warfarin Tablets in the U.S., Israel, Canada and the UK.

Proprietary Research

The Company's proprietary research initiatives continued to progress in 2001. We are actively continuing our development of NonSpil™ products using Taro's patented, spill-resistant liquid drug delivery system. The delivery system's spill-resistant properties should allow increased accuracy, reliability and ease in administering medicines to children and the elderly, and could provide an alternative for patients who may have difficulty swallowing tablets or capsules. The Company holds several patents relating to this unique delivery system and has additional patents pending in the U.S. and worldwide. Of course, there can be no assurance that NonSpil™ products will be commercially successful.

Taro also continues development of T2000, the first of its novel class of non-sedating barbiturates. The Company is currently nearing the end of Phase I clinical testing for the product. While there can be no assurance of successful development or commercialization of any member of this new class of barbiturates, T2000 has not produced significant toxicity in humans in the testing conducted to date.

Continuing Expansion

Taro has continued to expand its research and manufacturing operations in Israel and Canada and its distribution facilities and marketing capabilities in the U.S. This expansion includes the acquisition of land and buildings adjacent to our existing facilities in Israel and Canada.

We sincerely thank our dedicated staff, now working together on three continents, for their hard work — especially in the face of what we all experienced on September 11th. We also thank our shareholders and customers for their continued support of Taro.

Based upon our accomplishments, we look to the past with pride, the present with passion, and the future with promise.

Sincerely,



Barrie Levitt, M.D.

Chairman of the Board of Directors



Aaron Levitt

President

April 2002

Leverage

Growing Margins




160
1998
1999
2000
2001



Carbamazepine Tablets
200
1000

NDC 51672-4028-3
Warfarin Sodium Tablets, USP
Crystalline
2 mg
Rx only
HIGHLY POTENT
PROTECT
1000

NDC 51672-4029-3
Warfarin Sodium Tablets, USP
Crystalline
2.5 mg
Rx only
HIGHLY POTENT ANTICOAGULANT
PROTECT FROM LIGHT
1000 TABLETS

NDC 51672-4030-3
Warfarin Sodium Tablets
Crystalline
3 mg

NDC 51672-4027-3
Warfarin Sodium Tablets, USP
Crystalline
1 mg
Rx only
HIGHLY POTENT ANTICOAGULANT
PROTECT FROM LIGHT
1000 TABLETS

NDC 51672-4028-3
Warfarin Sodium Tablets, USP
Crystalline
2 mg
Rx only
HIGHLY POTENT ANTICOAGULANT
PROTECT FROM LIGHT
1000 TABLETS

Sodium Tablets, USP
Crystalline
6 mg

NDC 51672-4029-1
Warfarin Sodium Tablets, USP
Crystalline
2.5 mg
Rx only

NDC 51672-4027-1
Warfarin Sodium Tablets, USP
Crystalline
1 mg
Rx only
HIGHLY POTENT ANTICOAGULANT

Warfarin Sodium
Crystalline
2 mg
Rx only

NDC 51672-4033-1
Warfarin Sodium Tablets, USP
Crystalline
6 mg
HIGHLY POTENT ANTICOAGULANT

Clorazepate Dipotassium Tablets, USP
3.75 mg

NDC 51672-4026-3
Ketoconazole

Manufacturing the active pharmaceutical ingredient in key products is one way in which Taro leverages its sales growth into profits.


Sales and Gross Profit
in millions
$155
$140
$125
$110
$95
$80
$65
$50
$35
$20
$5
91 92 93 94 95 96 97 98 99 00 01

Operational Leverage for the Future

A decade of reinvestment in Taro's research operations and infrastructure has produced a robust pipeline, substantial production capacity and an organization of outstanding people. Taro has also increased its vertical integration capabilities (manufacturing both the active ingredient and the finished dosage form) for many of the Company's key products. These investments have provided additional operational leverage, enabling Taro to launch new generic products with relatively small increases in cost.


Operating Income Before R&D
in millions
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
91 92 93 94 95 96 97 98 99 00 01

Sustained Positive Performance

In 2001, the Company's sales grew 45% while net income increased 159%. This performance outpaced the strong operational leverage Taro had achieved in 2000, when a 24% increase in sales resulted in an 81% increase in net income, compared with 1999. Overall, for the period from 1991 to 2001, Taro's sales increased at a 22% CAGR and gross profit expanded at a 25% CAGR.


Financial Indicators 1991 vs 2001
in millions
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
Sales
Gross Profit
Shareholders' Equity
Total Assets


Net Income Trend
in millions
$28
$24
$20
$16
$12
$8
$4
91 92 93 94 95 96 97 98 99 00 01

Total Assets

in millions



$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
91 92 93 94 95 96 97 98 99 00 01

Shareholders' Equity

in millions



$225
$200
$175
$150
$125
$100
$75
$50
$25
91 92 93 94 95 96 97 98 99 00 01

Sales in the United States

in millions



$140
$120
$100
$80
$60
$40
$20
$0
1999 2000 2001

In the U.S., Taro markets prescription and over-the-counter pharmaceuticals to many of the largest retailers, drugstore chains and drug wholesalers. Successful launches of new products, added to consistent growth in our base business, have enabled Taro to increase sales steadily in recent years.

Pipeline

Productive R&D





Taro's researchers have developed a broad range of products which the Company markets in Israel, North America and Europe.



Research-Based Business Model

Taro's R&D investments of more than $100 million since 1991 have yielded a stream of profitable new products.

Over 150 people, approximately 20% of Taro employees, work in our research and development programs — a number projected to grow with our expanding R&D investment. These staff members include more than 40 M.D.s and Ph.D.s, as well as other ists and experts in related fields. Under the direction of the Taro Research Institute, our scientific staff cts all phases of research, product formulations, clinical trials and regulatory filings.

eric Research Program

ıas received more than 50 FDA approvals for ANDAs since entering the U.S. market in the late 1980s. ding to industry sources, Taro achieved an important milestone in the second half of 2001. In unit Taro became the number one supplier of prescription topical dermatological medications in the U.S. Company has also established a growing ıce in the field of oral medications used in logy and neurology.

March 15, 2002, the Company's pipeline ed 15 filings at the FDA. Our U.S. /als in 2001 included Clotrimazole and ıethasone Dipropionate Cream (bioequiv- o Schering-Plough's Lotrisone® Cream). 2001 approvals included Amiodarone s, 200 mg (bioequivalent to Wyeth's rone®), Enalapril Maleate Tablets in four ths, and Enalapril Maleate and chlorothiazide Tablets in two strengths uivalent to Merck's Vasotec® and tic® Tablets, respectively).

rietary Pharmaceuticals and ery Systems

proprietary R&D programs include our NonSpil™ drug delivery system, and T2000,

NonSpil™: The Liquid That Pours But Does Not Spill







Taro's NonSpil™ drug delivery system is a spill-resistant liquid that pours easily but resists spilling from the spoon. NonSpil™ technology can be used with many prescription and over-the-counter drug products.

e first of our novel class of non-sedating barbiturates. In ldition, Taro is developing controlled release delivery stems for use in its pharmaceutical formulations.

onSpil™

ıe patented NonSpil™ drug delivery system pours like liquid, resists spilling out of the spoon, and dissolves sily in the patient's mouth. With these attributes, we :lieve that NonSpil™ technology will solve practical oblems often experienced in administering liquid edications, especially in pediatric and geriatric set- ıgs. NonSpil™ formulations are suitable for both pre- ription and over-the-counter medications. This prom- ing delivery system is progressing through consumer ıd clinical testing, but as with any novel drug or deliv- y system, no assurance can be made regarding its ulti- ate commercial success.

2000

2000 has the potential to offer anticonvulsant and her therapeutic benefits of barbiturates, without con- ımitant drowsiness. Taro is completing its Phase I ıdy of T2000. Thus far, there have been no signifi- .nt adverse events in humans. As with any novel ug, there can be no assurance of the successful :velopment or commercialization of any member of is new class of barbiturates, nor any assurance that 2000 will pass the studies required in Phases II or III, achieve commercialization.

utlook

ıe Company expects to continue its successful search programs by maintaining its commitment to vesting in R&D. We anticipate that, as in the past, this vestment will yield a growing portfolio of products in e U.S. and elsewhere in the world.



Cumulative R&D Investment
in millions
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
91 92 93 94 95 96 97 98 99 00 01



Cumulative ANDA Approvals
60
50
40
30
20
10
90 92 94 96 98 99 00 01



Taro's new facilities in Haifa, Israel (shown here) and Toronto, Canada put additional state-of-the-art equipment in the hands of Taro scientists.

Quality Manufacturing Excellence





An excellent record of regulatory compliance supports Taro's reputation for quality in manufacturing.



d tableting and packaging equipment ensures accuracy and efficiency
'solid dosage form products.

ons

e established in Israel in 1950 and expanded to Canada in 1984. At our facilities, we manufacture a
: forms, including topical preparations (creams, ointments, gels, solutions), oral medications (tablets,
uids) and sterile products (injectables, ophthalmic drops, powders). In all, the Company manufactures
ts, both branded and generic. A measure of Taro's reputation for quality in manufacturing is our pro-
e products for major pharmaceutical companies. In addition, we provide millions of tubes of private
nany large U.S. and Canadian retailers each year.

›ansion

ok important steps to keep up with fast-
d prepare for future needs.

ıtinuing upgrades to our existing facilities
mpany leased a new 75,000 square foot
:r in Canada. The purchase of an addition-
foot building, previously leased by Taro,
. early 2002 to allow for further expansion
ℜ&D facility.

: first full year of operations at our new
building in Haifa. With the purchase of
ɜs and the construction of new buildings,
es have become a complete campus for
ɜsearch, production and distribution.

Excellence

DA completed its second consecutive
aro's manufacturing facilities without
ings of noncompliance (Form FD-483).
e to invest in the expansion and efficien-
ɜs as we grow, to ensure that the quality
dheres to our standards of excellence.





Continuous monitoring at every stage of the manufacturing process helps ensure compliance and quality control.

Marketing

Recognized Marketing Strength



19


Clotrimazole and Betamethasone
Dipropionate Cream, USP
TARO

Taro's sales and marketing team maintains strong relationships with the trade through creative, value-added programs tailored to meet each customer's needs.

Industry Recognition

By using marketing techniques normally associated with branded drugs, our marketing group maximized the launch of Taro's Clotrimazole and Betamethasone Dipropionate Cream (the first generic equivalent to Schering-Plough's Lotrisone® Cream). The campaign's success was recognized by the Healthcare Distribution Management Association, which granted its prestigious Diana Award to Taro for the Best New Generic Product Introduction in 2001.


DIANA
2001
Pharmaceutical
Generic or Multisource
Best New Product Introduction
and/or Product Promotion
Taro Pharmaceuticals USA Inc.
CB Cream


15 g
Clotrimazole and Betamethasone Dipropionate Cream, USP
TARO
45 g
NDC 51672-4048-6
Clotrimazole and Betamethasone Dipropionate Cream, USP
ATTENTION PHARMACIST: Dispense with enclosed Patient Information Leaflet.
ATTENTION PATIENT: See Patient Information Leaflet before using this product.
Rx only
Keep this and all medication out of the reach of children.
TARO

Experienced Marketing Team

Taro's experienced sales and marketing team has produced consistent gains in both prescription and over-the-counter (OTC) pharmaceutical sales. The Company sells branded and generic products in various markets around the world, including the U.S., Israel, Canada and the UK.

Substantial Sales Growth in North America

Taro expanded into the Canadian market in 1984 and the U.S. market in 1988. Today, North America accounts for approximately 89% of the Company's sales. New product introductions, such as Clotrimazole and Betamethasone Dipropionate Cream in the U.S. and Warfarin Sodium Tablets and Dermovate® in Canada, extend our key product lines and help to reinforce the relationships our sales teams have developed in major markets.

In the U.S., Taro enjoys a preeminent position in topical dermatological prescription medications. According to industry sources, we attained the number one ranking in unit sales in this category in the second half of 2001. In the field of OTC medications, our Taro brand and private label products are found in virtually every North American pharmacy and in millions of homes in the U.S. and Canada.

Sales by Region


2%
9%
89%
North America
Israel
Other

Branded Marketing in Israel

In Israel, Taro is a brand name marketer of prescription and OTC drugs. Our Israeli products are supported by a detail force that calls on pharmacists, dentists and physicians in nearly all medical specialties. In Israel, the Company also manufactures and markets internationally known brands, such as Coumadin®*, Percocet®* and Percodan®*.

Growing International Presence

The Company's product portfolio in the UK, including both Taro's own products and in-licensed prescription medications, was supplemented in January 2002 with the approval of our Warfarin Tablets in four strengths. The Company looks forward to further expansion of both its sales and its product offerings in the UK.

We currently sell active pharmaceutical ingredients (APIs) and finished dosage form products in many countries around the world, and are continuing to develop sales and distribution relationships in new countries.

2001 Approvals

United States

Clotrimazole and Betamethasone Dipropionate Cream
Amiodarone Tablets 200 mg
Enalapril Maleate Tablets 2.5 mg, 5 mg, 10 mg, 20 mg
Enalapril Maleate and Hydrochlorothiazide Tablets 5/12.5 mg and 10/25 mg

Canada

Taro-Carbamazepine Chewable Tablets 100 mg, 200 mg

Israel

Rokacet Coated Caplets
Rokacet Plus Coated Caplets
Etopan (Etodolac) XL Tablets 600 mg
Nikita Lice Treatment Shampoo
Triax (Ceftriaxone Sodium) Injection
Curatane (Isotretinoin) Capsules 10 mg
Napril (Enalapril Maleate) Tablets 2.5 mg, 5 mg, 10 mg

UK

Warfarin Sodium Tablets 0.5 mg, 1 mg, 3 mg, 5 mg†
Metformin Tablets 500 mg, 850 mg

†Approved in 2002.

International Warfarin Markets

Beginning in 1957, Taro has manufactured and marketed Coumadin®* Tablets in Israel. Since then, we have begun marketing this product under its generic name, Warfarin, in the U.S. (1999), Canada (2000) and the United Kingdom (2002). Taro produces this medication in all approved strengths in these countries. By manufacturing the API for virtually all of the Warfarin we sell, the Company has earned customer loyalty for the quality and availability of its Warfarin products. For Warfarin, vertical integration provides an important marketing advantage as the therapeutic use of the drug continues to grow in stroke-prevention and the management of cardiovascular disease.


COUMADIN
30 Tablets
COUMADIN
30 Tablets

**In Israel, Coumadin, Percodan and Percocet are registered trademarks of Taro Pharmaceuticals U.S.A., Inc. Elsewhere in the world, Coumadin is a trademark of the Bristol-Myers Squibb Company, and Percodan and Percocet are trademarks of Endo Pharmaceuticals, Inc.*

Taro U.S.A. Prescription Products

Generic Name	Innovator Name*
Creams, Ointments, Gels and Solutions	
Betamethasone Dipropionate Cream	Diprosone®
Betamethasone Valerate Cream	Valisone®
Clobetasol Propionate Cream, Ointment, Gel and Topical Solution	Temovate®
Clobetasol Propionate Emollient Cream	Temovate® E
Clotrimazole and Betamethasone Dipropionate Cream	Lotrisone®
Clotrimazole Cream and Topical Solution	Lotrimin®
Desonide Cream and Ointment	Tridesilon® and DesOwen®
Desoximetasone Cream and Gel (0.05%)	Topicort®
Desoximetasone Cream and Ointment (0.25%)	Topicort®
Diflorasone Diacetate Cream and Ointment	Psorcon®
Fluocinonide Cream, Ointment, Gel and Topical Solution	Lidex®
Fluocinonide Emollient Cream	Lidex® E
Hydrocortisone Valerate Cream and Ointment	Westcort®
Nystatin/Triamcinolone Acetonide Cream and Ointment	Mycolog® II
Nystatin Cream	Mycostatin®
Triamcinolone Acetonide Dental Paste	Kenalog® in Orabase
Tablets, Capsules and Oral Suspensions	
Acetazolamide Tablets (125 mg and 250 mg)	Diamox®
Amiodarone Hydrochloride Tablets	Cordarone®
Carbamazepine Oral Suspension	Tegretol®
Carbamazepine Tablets	Tegretol®
Carbamazepine Chewable Tablets	Tegretol®
Clomipramine Hydrochloride Capsules (25 mg, 50 mg and 75mg)	Anafranil®
Clorazepate Dipotassium Tablets (3.75 mg, 7.5 mg and 15 mg)	Tranxene®
Enalapril Maleate Tablets (2.5 mg, 5 mg, 10 mg and 20 mg)	Vasotec®
Enalapril Maleate/Hydrochlorothiazide Tablets (5/12.5 mg and 10/25 mg)	Vaseretic®
Etodolac Capsules (200 mg and 300 mg)	Lodine®
Etodolac Tablets (400 mg and 500 mg)	Lodine®
Ketoconazole Tablets	Nizoral®
Nortriptyline Hydrochloride Capsules (10 mg (base), 25 mg (base) and 75 mg (base))	Pamelor®
Warfarin Sodium Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5, 10 mg)	Coumadin®

*Brand names are the registered trademarks of the products' manufacturers.

Taro U.S.A. OTC Products

Generic Name	Innovator Name*
Antifungal Creams and Solutions	
Clotrimazole Cream	Lotrimin® AF
Clotrimazole Topical Solution	Lotrimin® AF
Miconazole Nitrate Cream	Micatin®
Tolnaftate Cream	Tinactin®
Feminine Care	
Clotrimazole 2% 3 Day Vaginal Cream	Gyne-Lotrimin® 3
Clotrimazole 1% 7 Day Vaginal Cream	Gyne-Lotrimin® 7 and Mycelex®
Lubricating Jelly	K-Y® Jelly
Miconazole Nitrate 7 Day Vaginal Cream	Monistat-7®
First Aid Creams and Ointments	
Bacitracin Ointment	Baciquent®
Diphenhydramine Hydrochloride Cream (2%)	Benadryl®
Hydrocortisone Cream and Ointment (0.5%)	Cortaid® and Cortizone•5®
Hydrocortisone Cream and Ointment (1%)	Cortaid® Maximum Strength and Cortizone•10®
Hydrocortisone Cream with Aloe (0.5%)	Cortaid® Sensitive Skin & Cortizone•5®
Hydrocortisone Cream with Aloe (1%)	Cortaid® Maximum Strength and Cortizone•10®
Hydrocortisone Cream Plus 12 Moisturizers (1%)	Cortizone•10® Plus
Triple Antibiotic Ointment	Neosporin®
Triple Antibiotic Ointment Plus Pramoxine	Neosporin® Plus
Nasal Sprays	
Oxymetazoline Hydrochloride Nasal Spray	Afrin®
Saline Nasal Spray	Ocean®
Skin Care	
Diaper Rash Ointment (zinc oxide 40%)	Desitin®
Hemorrhoid Treatments	
Hemorrhoidal Suppositories	Preparation H®

24

*Brand names are the registered trademarks of the products' manufacturers.

Taro Canada Prescription Products

Taro Brand Name	Generic Name	Innovator Name*
	Creams, Ointments, Gels and Lotions	
Betaderm Cream and Ointment (0.1% and 0.05%)	Betamethasone Valerate Cream and Ointment	Betnovate® and Celestoderm®-V and V/2
Betaderm Scalp Lotion	Betamethasone Valerate Lotion	Valisone® and Betnovate®
Cortoderm Ointment	Hydrocortisone Ointment	Cortate®
Dermovate® Cream, Ointment, Scalp Application (0.05%)	Clobetasol Propionate Cream, Ointment, Topical Solution	---------------
Desoxi Cream (0.05% and 0.25%)	Desoximetasone Cream	Topicort®
Desoxi Gel (0.05%)	Desoximetasone Gel	Topicort®
Fluoderm Cream (0.025% and 0.01%)	Fluocinolone Acetonide Cream	Synalar®
Fluoderm Ointment (0.025%)	Fluocinolone Acetonide Ointment	Synalar®
Hyderm Cream	Hydrocortisone Acetate Cream	Cortacet®
Hydro Val Cream and Ointment	Hydrocortisone Valerate Cream and Ointment	Westcort®
Lyderm Cream, Ointment and Gel	Fluocinonide Cream, Ointment and Gel	Lidex® and Topsyn®
Nyaderm Vaginal Cream	Nystatin Vaginal Cream	Mycostatin®
Oracort Dental Paste	Triamcinolone Acetonide Dental Paste	Kenalog® in Orabase
Taro-Sone Cream, Ointment and Lotion	Betamethasone Dipropionate Cream, Ointment and Lotion	Diprosone®
Tiamol® Cream	Fluocinonide Emollient Cream	---------------
Triaderm Cream (0.1% and 0.025%)	Triamcinolone Acetonide Cream	Kenalog®
Triaderm Ointment (0.1%)	Triamcinolone Acetonide Ointment	Kenalog®
Viaderm K.C. Cream and Ointment	Nystatin, Neomycin Sulfate, Gramicidin and Triamcinolone Acetonide Cream and Ointment	Kenacomb®
	Oral Liquid Preparations	
Nyaderm Oral Suspension	Nystatin Oral Suspension	Mycostatin®
	Tablets and Capsules	
Taro-Carbamazepine CR Tablets (200 mg and 400 mg)	Carbamazepine Controlled Release Tablets	Tegretol®CR
Taro-Carbamazepine Chewable Tablets (100 mg and 200 mg)	Carbamazepine Chewable Tablets	Tegretol Chewable®
Taro-Etodolac Capsules (200 mg and 300 mg)	Etodolac Capsules	Lodine®
Taro-Warfarin Sodium Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5, 10 mg)	Warfarin Sodium Tablets	Coumadin®

*Brand names are the registered trademarks of the products' manufacturers.

Taro Canada OTC Products

Taro Brand Name	Generic Name	Innovator Name*
Creams, Ointments, Gels and Lotions		
Clotrimaderm Cream	Clotrimazole Cream	Canesten®
Clotrimaderm Vaginal Cream (1% and 2%)	Clotrimazole Vaginal Cream	Canesten®
Cortoderm Ointment	Hydrocortisone Ointment	Cortate®
Hyderm Cream	Hydrocortisone Acetate Cream	Cortacet®
Kerasal® Ointment	Salicylic Acid and Urea Ointment	-------------
Micozole Vaginal Cream	Miconazole Nitrate Cream	Monistat®
Nyaderm Cream and Ointment	Nystatin Cream and Ointment	Mycostatin®
Pitrex Cream	Tolnaftate Cream	Tinactin®
Polyderm Ointment	Bacitracin Zinc, Polymyxin B Sulfate Ointment	Polysporin®
Taro Base Cream	--------------------	Glaxal® Base
Taro Gel Personal Lubricant	Lubricating Jelly	K-Y® Jelly
Taro Gel Sterile Lubricant	Sterile Lubricating Jelly	----------
Taro-Bacitracin Ointment	Bacitracin Ointment	Baciquent®
Zincoderm Ointment	Zinc Oxide Ointment	Zincofax®
Capsules		
Docusate Calcium Capsules	Docusate Calcium Sulfosuccinate Capsules	Surfax®
Docusate Sodium Capsules	Docusate Sodium Sulfosuccinate Capsules	Colace®
Injectables		
Vitamin B12 Injection	Cyanocobalamin Injection	Rubramin®
Oral Liquid Preparations		
Docusate Sodium Syrup	Docusate Sodium Syrup	Colace®

*Brand names are the registered trademarks of the products' manufacturers.

Taro Israel Prescription Products

Analgesics

Taro Brand Name	Active Ingredient
Etopan® Capsules (200 mg and 300 mg)	Etodolac
Etopan® Tablets	Etodolac
Etopan® XL Tablets (600 mg)	Etodolac
Morphex CR Tablets	Morphine Hydrochloride Controlled Release
Percocet®* Tablets	Oxycodone Hydrochloride, Acetaminophen
Percodan®* Tablets	Oxycodone Hydrochloride, Oxycodone, Terephthalate, Acetylsalicylic Acid
Tanyl Injection	Fentanyl (as citrate)

Anesthetics

Taro Brand Name	Active Ingredient
Curarine Injection	Turbocurarine Chloride
Diprofol Injection (Ampoules and Vials For I.V. Use)	Propofol
Midazol Injection	Midazolam
Mycurium Injection (Ampoules and Vials)	Atracurium Besylate
Succinyl Forte Ampoules	Succinylcholine Chloride

Antiasthmatics

Taro Brand Name	Active Ingredient
Pulmotide Inhaler (50 mcg and 200 mcg)	Budesonide

Antibiotics

Taro Brand Name	Active Ingredient
Clavamox Tablets (125 mg and 500 mg)	Amoxicillin, Clavulanic Acid
Clavamox Powder for Suspension (125/31.25 mg and 250/62.5 mg)	Amoxicillin, Clavulanic Acid
Eryc,** Enteric Coated Granules in Capsules	Erythromycin
Triax Powder for Injection, 1.0 g vials	Ceftriaxone Sodium

Anticancer

Taro Brand Name	Active Ingredient
Cytophosphan Injection and Tablets (200 mg, 500 mg and 1 g)	Cyclophosphamide

Cardiovascular

Taro Brand Name	Active Ingredient
Amiocor Tablets	Amiodarone 200 mg
Butamine Injection	Dobutamine Hydrochloride
Coumadin®* Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5 and 10 mg)	Warfarin Sodium Clathrate
Napril Tablets (2.5, 5, 10 and 20 mg)	Enalapril Maleate
Naprizide Tablets (5/12.5 mg and 10/25 mg)	Enalapril Maleate/Hydrochlorothiazide
Nitroglycerin Alcohol Free Injection (Ampoules and Vials)	Nitroglycerin
Profex Tablets (150 mg and 300 mg)	Propafenone

Central Nervous System

Taro Brand Name	Active Ingredient
Diaz Tablets (2 mg, 5 mg and 10 mg)	Diazepam
Flexin Injection	Orphenadrine Citrate
Lozapine (25 mg and 100 mg)	Clozapine
Methozane Tablets (25 mg and 100 mg)	Levomepromazine (U.S. Name Methotrimeprazine)
Oprimol Tablets	Opipramol Hydrochloride
Partane Tablets (2 mg and 5 mg)	Trihexyphenidyl Hydrochloride

* In Israel, Coumadin, Percodan and Percocet are registered trademarks of Taro Pharmaceuticals U.S.A., Inc. Elsewhere in the world, Coumadin is a trademark of the Bristol-Myers Squibb Company, and Percodan and Percocet are trademarks of Endo Pharmaceuticals, Inc.

** Eryc is a registered trademark of Faulding Pharmaceuticals Plc.

Continued from Previous Page

Central Nervous System (cont.)

Product	Active Ingredient
Perphenan Tablets (4 mg and 8 mg) and Injection (Ampoules)	Perphenazine
Ridazin Tablets (10 mg, 25 mg and 100 mg)	Thioridazine Hydrochloride
Sediten Tablets (1 mg and 5 mg)	Fluphenazine Hydrochloride
Taroctyl Tablets (25 mg and 100 mg) and Injection (Ampoules For I.V. and I.M. Use)	Chlorpromazine Hydrochloride
Teril® CR Tablets (200 mg and 400 mg)	Carbamazepine
Teril® Tablets	Carbamazepine
Uramox® Tablets	Acetazolamide

Dermatologicals

Product	Active Ingredient
Curatane Capsules (10 mg and 20 mg)	Isotretinoin
Dermacombin Cream and Ointment	Nystatin, Neomycin Sulfate, Gramicidin, Triamcinolone Acetonide
Desicort Cream (0.05% and 0.25%)	Desoximetasone
Nystatin Ointment, Tablets and Vaginal Tablets	Nystatin

Endocrine

Product	Active Ingredient
Deca-Noralone Injection (25 mg and 50 mg Ampoules)	Nandrolone Decanoate
Depolut Injection (250 mg and 500 mg Ampoules)	Hydroxyprogesterone Caproate
Mercaptizol Tablets	Methimazole
Noralone Injection	Nandrolone Phenylpropionate
Sterocort Tablets	Triamcinolone

Expectorants/Antitussives

Product	Active Ingredient
Oxacatin Syrup	Oxomemazine, Potassium Guaiacolsulfonate, Sodium Benzoate

Gastro-Intestinal

Product	Active Ingredient
Meroken Powder	Polyethylene Glycol, Sodium Bicarbonate, Sodium Chloride, Potassium Chloride

Nutritional Supplements

Product	Active Ingredient
Avipur Tablets	Vitamin A (as palmitate)

Ophthalmic Preparations

Product	Active Ingredient
Glaucocarpine Eye Drops (1%, 2%, 3% and 4%)	Pilocarpine Hydrochloride
Tarocidin D Eye Drops	Chloramphenicol, Polymyxin B Sulfate, Dexamethasone Sodium Phosphate
Tarocidin Eye Drops	Chloramphenicol, Polymyxin B Sulfate
Tarocyn Eye Ointment	Oxytetracycline
Tarophenicol Eye Drops	Chloramphenicol

Oral Preparations

Product	Active Ingredient
Nystatin Ready Mix (oral suspension)	Nystatin
Oracort E Paste	Triamcinolone Acetonide, Lidocaine
Oracort Paste	Triamcinolone Acetonide

Otic Preparations

Product	Active Ingredient
Otomycin Ear Drops	Neomycin Sulfate, Phenylephrine Hydrochloride, Sodium Propionate, Benzocaine

Taro Israel OTC Products

Taro Brand Name	Active Ingredient
	Analgesics
Rokacet Plus Tablets	Acetaminophen, Codeine, Caffeine
Rokacet Tablets	Acetaminophen, Codeine, Caffeine
Rokal Plus Tablets	Acetyl Salicylic Acid, Codeine, Caffeine
Rokal Tablets	Acetyl Salicylic Acid, Codeine, Caffeine
Rokamol Adult and Pediatric Syrup	Acetaminophen
Rokamol Caplets and Drops	Acetaminophen
Rokamol Plus Codeine Tablets	Acetaminophen, Codeine
Rokanite Tablets	Acetyl Salicylic Acid, Codeine
	Antidiarrheals
Kapectin Forte Suspension	Kaolin, Pectin
	Antifungals
Clotrimaderm Cream	Clotrimazole
	Cough/Cold
Tarodex Adult and Pediatric Syrup	Dextromethorphan Hydrobromide
Tarophed Syrup	Pseudoephedrine Hydrochloride
	Feminine Care
Tarogel Plus	Lubricating Jelly Plus Nonoxynol-9
Tarogel Sterile Gel	Sterile Lubricating Jelly
	Laxatives
Docusoft Capsules and Syrup	Dioctyl Sodium Sulfosuccinate
Jungborn Granules	Senna Extract
Jungborn Tea	Folia Sennae, Herbal Ingredients

Continued from Previous Page

	Medicated Shampoo
Nikita (lice treatment) Shampoo	Plant Extracts
Sebosel Suspension	Selenium Sulfide
	Nasal Preparations
Alnase Nasal Drops and Spray	Naphazoline Hydrochloride, Phenylephrine Hydrochloride, Mepyramine Maleate
Sinaf Nasal Drops and Spray	Oxymetazoline Hydrochloride, Phenylephrine Hydrochloride
Taro Naphazoline Drops	Naphazoline Hydrochloride
Taro Oxymetazoline Nasal Spray	Oxymetazoline Hydrochloride
	Nutritional Supplements
Calcimore Tablets	Calcium Carbonate
Ce De Calcium Tablets (veterinary)	Ascorbic Acid, Vitamin D, Calcium Phosphate
Polyvit 30 Plus Capsules	Multivitamin and Minerals
Polyvit Tablets and Drops	Multivitamin and Minerals
	Oral Preparations
Anadent Gel	Benzocaine
Anadent Solution	Benzocaine and Phenylephrine Hydrochloride
Tarodent Mouthwash	Chlorhexidine Gluconate

NASDAQ

TARO

Celebrating 20 Years as a Nasdaq Listed Company

NASDAQ

Financials

Consolidated Financial Statements



31


9:30:00
87.98
0.66
Market Open
TARO TARO TARO
NASDAQ
NASDAQ
NASDAQ

In recognition of 20 years as a Nasdaq listed company
Taro was invited to open The Nasdaq Stock Market on January 16, 2002

Report of Independent Auditors

To the Shareholders of Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kost Forer and Gabbay

Tel-Aviv, Israel
February 21, 2002

KOST, FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 150,732	$ 7,245
Restricted short-term bank deposits (Note 3a)	2,416	2,307
Accounts receivable:		
Trade (Note 3b)	41,131	38,670
Other and prepaid expenses (Note 3c)	8,134	3,898
Inventories (Note 3d)	29,081	19,618
TOTAL CURRENT ASSETS	231,494	71,738
LONG-TERM INVESTMENTS (Note 6)	2,838	1,084
PROPERTY, PLANT AND EQUIPMENT, NET (Note 4)	54,024	41,827
OTHER ASSETS AND DEFERRED CHARGES, NET (Note 5)	19,406	5,797
TOTAL ASSETS	$ 307,762	$ 120,446

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit and short-term loans (Note 7a)	$ 2,221	$ 2,170
Current maturities of long-term debt (Note 8)	6,010	6,321
Accounts payable:		
Trade	12,701	8,916
Other and accrued expenses (Note 7b)	12,383	9,932
Income taxes payable	1,468	811
TOTAL CURRENT LIABILITIES	34,783	28,150
LONG-TERM LIABILITIES		
Long-term debt, net of current maturities (Note 8)	49,285	38,250
Deferred taxes on income (Note 12)	3,409	2,500
Accrued severance pay (Note 6)	1,145	1,164
TOTAL LONG-TERM LIABILITIES	53,839	41,914
COMMITMENTS AND CONTINGENCIES (Note 10)		
MINORITY INTEREST	776	168
SHAREHOLDERS' EQUITY (Note 11):		
Share capital :		
Ordinary shares of NIS 0.0001 par value:		
Authorized at December 31, 2001 and 2000 - 200,000,000 and 50,000,000 shares, respectively; Issued at December 31, 2001 and 2000 - 28,886,054 and 21,714,188 shares, respectively; Outstanding at December 31, 2001 and 2000 - 28,621,574 and 21,469,884, respectively	679	679
Founders' shares of NIS 0.00001 par value:		
Authorized, issued and outstanding at December 31, 2001 and 2000 - 2,600 shares	1	1
Additional paid-in capital	167,599	23,961
Accumulated other comprehensive loss	(2,591)	(1,381)
Treasury stock	(1,288)	(1,016)
Retained earnings	53,964	27,970
TOTAL SHAREHOLDERS' EQUITY	218,364	50,214
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 307,762	$ 120,446

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,		
	2001	2000	1999
Sales (Notes 13a and 14)	$ 150,134	$ 103,797	$ 83,785
Cost of sales	54,736	41,206	35,314
Gross profit	95,398	62,591	48,471
Operating expenses:			
Research and development, net (Note 13b)	19,633	14,593	11,728
Selling, marketing, general and administrative (Note 13c)	42,990	31,902	25,933
	62,623	46,495	37,661
Operating income	32,775	16,096	10,810
Financial expenses, net (Note 13d)	(2,594)	(3,855)	(3,869)
	30,181	12,241	6,941
Other income, net (Note 13e)	272	344	94
Income before taxes on income	30,453	12,585	7,035
Taxes on income (Note 12)	4,378	2,538	1,471
	26,075	10,047	5,564
Minority interest in earnings of a subsidiary	(81)	(20)	(25)
Net income	$ 25,994	$ 10,027	$ 5,539
Basic net earnings per ordinary share (Note 11g)	$ 1.11	$ 0.47	$ 0.27
Diluted net earnings per ordinary share (Note 11g)	$ 0.99	$ 0.42	$ 0.25

The accompanying notes are an integral part of the consolidated financial statements.



4

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Treasury stock	Retained earnings	Total shareholders' equity
Balance at January 1, 1999	$ 680	$ 17,438	$ (1,682)	$ -	$ 12,404	$ 28,840
Net income	-	-	-	-	5,539	5,539
Other comprehensive income:						
Foreign currency translation adjustments	-	-	814	-	-	814
Total comprehensive income						6,353
Conversion of exchangeable notes, net	*)	5,737	-	-	-	5,737
Exercise of options	*)	357	-	-	-	357
Amortization of compensation in respect of options granted to non-employees	-	30	-	-	-	30
Purchase of treasury stock	*)	-	-	(765)	-	(765)
Balance at December 31, 1999	680	23,562	(868)	(765)	17,943	40,552
Net income	-	-	-	-	10,027	10,027
Other comprehensive income (losses):						
Foreign currency translation adjustments	-	-	(568)	-	-	(568)
Unrealized gains on available-for-sale marketable securities	-	-	55	-	-	55
Total comprehensive income						9,514
Exercise of options	*)	276	-	7	-	283
Amortization of compensation in respect of options granted to non-employees	-	123	-	-	-	123
Purchase of treasury stock	*)	-	-	(258)	-	(258)
Balance at December 31, 2000	680	23,961	(1,381)	(1,016)	27,970	50,214
Net income	-	-	-	-	25,994	25,994
Other comprehensive losses:						
Foreign currency translation adjustments	-	-	(1,204)	-	-	(1,204)
Unrealized losses on available-for-sale marketable securities	-	-	(6)	-	-	(6)
Total comprehensive income						24,784
Tax benefit related to exercise of stock options	-	16,045	-	-	-	16,045
Exercise of options	*)	989	-	-	-	989
Stock split effected as a stock dividend (100%)	*)	*)	-	-	-	-
Issuance of shares, net	*)	126,574	-	-	-	126,574
Amortization of compensation in respect of options granted to non-employees	-	30	-	-	-	30
Purchase of treasury stock	*)	-	-	(272)	-	(272)
Balance at December 31, 2001	$ 680	$ 167,599	$ (2,591)	$ (1,288)	$ 53,964	$ 218,364
Accumulated unrealized gains from available-for-sale marketable securities			$ 49			
Accumulated foreign currency translation adjustments			(2,640)			
			$ (2,591)			

*) *Represents an amount less than $ 1.*

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 25,994	$ 10,027	$ 5,539
Adjustments required to reconcile net income to net cash provided by operating activities:			
Minority interest in earnings of a subsidiary	81	20	25
Depreciation and amortization	6,728	5,763	4,381
Amortization of compensation in respect of options granted to non-employees	30	123	30
Accrued severance pay, net	35	89	49
Capital gain on sale of property, plant and equipment	(19)	-	(6)
Erosion of long-term debt	(622)	485	214
Deferred income taxes, net	2,117	507	265
Increase in trade receivables	(2,560)	(13,589)	(5,041)
Increase in other accounts receivable and prepaid expenses	(1,410)	(974)	(79)
Increase in inventories	(10,454)	(1,773)	(2,974)
Increase (decrease) in trade payables	4,125	2,719	(1,299)
Increase in other accounts payable and accrued expenses	2,662	3,467	2,508
Increase (decrease) in income taxes payable	687	(669)	180
NET CASH PROVIDED BY OPERATING ACTIVITIES	27,394	6,195	3,792
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(19,258)	(12,109)	(8,302)
Investments in other assets	(1,391)	(1,414)	(572)
Long term security deposits and other	10	104	-
Investment in restricted short-term bank deposits	(185)	(199)	(98)
Proceeds from sale of property, plant and equipment	26	-	112
NET CASH USED IN INVESTING ACTIVITIES	(20,798)	(13,618)	(8,860)

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2001	**2000**	**1999**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of options	989	283	357
Proceeds from issuance of shares, net	126,574	-	-
Proceeds from long-term debt	15,750	20,693	17,821
Purchase of treasury stock	(272)	(258)	(765)
Repayment of long-term debt	(6,102)	(4,991)	(2,982)
Short-term bank credit and short-term loans, net	51	(4,034)	(7,486)
NET CASH PROVIDED BY FINANCING ACTIVITIES	136,990	11,693	6,945
Effect of exchange rate changes on cash and cash equivalents	(99)	(28)	20
Increase in cash and cash equivalents	143,487	4,242	1,897
Cash and cash equivalents at the beginning of the year	7,245	3,003	1,106
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 150,732	$ 7,245	$ 3,003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW TRANSACTIONS:			
Cash paid during the year for:			
Interest	$ 3,557	$ 3,258	$ 3,628
Income taxes	$ 1,568	$ 2,677	$ 1,062
NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Property, plant and equipment	$ 1,867	$ 1,991	$ 1,056
Other accounts payable	$ (1,867)	$ (1,991)	$ (1,056)
Conversion of exchangeable notes	$ -	$ -	$ 6,000
Amortization of deferred charges	$ -	$ -	$ (263)
Additional paid-in capital	$ 16,045	$ -	$ (5,737)
Deferred taxes resulted from tax benefit related to exercise of stock options	$ (16,045)	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands

NOTE 1: GENERAL

Taro Pharmaceutical Industries Ltd. ("the Company") is an Israeli corporation which operates in Israel and through Israeli, North American, and European subsidiaries ("the Group"). The principal business activities of the Group are the production, research and development and marketing of pharmaceutical products. The Company's Ordinary shares are traded on the NASDAQ National Market in the United States.

All of the pharmaceutical industrial activities of the Group in Israel are performed by the Company. The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. Taro Research Institute Ltd. provides research and development services to the Group. Taro International Ltd. and Taro Pharmaceuticals (U.K.) Ltd. are engaged in the marketing activities of the Group outside North America.

The Group manufactures generic drug products in its facilities located in Canada and Israel and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The majority of the Group's sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

Sales of six product lines in 2001 contributed approximately 56% of the Group's consolidated sales. In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food & Drug Administration, the Canadian Therapeutic Products Directorate, the Israeli and other Ministries of Health ("Government Agencies") to manufacture equivalent products. The Group's future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies' regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies' regulations.

One customer accounted for 15%, 18% and 14% of the Group's revenues for the years ended December 31, 2001, 2000 and 1999, respectively. See also Note 13a.

Some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although the Group has not experienced difficulties to date, future supply interruptions could require additional regulatory approvals and may result in the Group's inability to market such products pending approvals. Any significant and prolonged interruption of supply could have a material adverse effect on the Group's results of operations and financial position.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured to dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

The dollar has been determined to be the functional currency for the Company and all subsidiaries except the Canadian and the U.K. subsidiaries, for which their local currencies are their functional currencies. The financial statements of the Canadian and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive income (loss).

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (as to the subsidiaries included in the consolidation, see below). Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation.

Subsidiaries included in consolidation:	**December 31, 2001**	
	Shares conferring	
	Voting rights %	**Rights to profits %**
Taro Pharmaceuticals North America, Inc. *incorporated under the laws of the Cayman* Islands - and its wholly-owned Ontario registered subsidiary in Canada ("the Canadian subsidiary") - Taro Pharmaceuticals, Inc.	100	100
Taro Pharmaceuticals U.S.A., Inc. - registered in the U.S. ("the U.S. subsidiary") (1)	50	96.9
Taro Research Institute Ltd. (2)	100	100
Taro International Ltd. (2)	100	100
Taro Pharmaceuticals (U.K.) Ltd. ("the U.K. subsidiary") subsidiary of Taro International Ltd.	100	100

(1) 50% of the shares conferring voting rights and 12.5% of the shares conferring rights to profits are held by the Company; 84.4% of the shares conferring rights to profits are held by Taro Pharmaceuticals North America, Inc. The remaining shares conferring 50% of the voting rights and 3.1% of the rights to profits are held by Taro Development Corporation (a shareholder of the Company). According to an agreement between the shareholder and the Company, the shareholder will appoint directors of the U.S. subsidiary as instructed by the Company.

(2) Registered in Israel.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Restricted short-term bank deposits:

Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the Company's short-term bank loans. Such restricted short-term bank deposits are recorded at cost plus interest.

f. Marketable securities:

Investments in marketable securities are accounted for in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's marketable securities are composed of ordinary shares of other publicly-held companies. Management determines the proper classification of investment in equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classified its marketable securities as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income. The carrying amount of such securities approximates their fair value. Marketable securities accounted for less than half a percent of total assets at December 31, 2001.

g. Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company's management, are doubtful of collection, and with respect to a fixed general allowance which, in the opinion of the Company's management is sufficient to cover anticipated collectible balances.

h. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw and packaging materials - average cost basis.

Finished goods and work in progress - average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes - at cost.

i. Property, plant and equipment:

1. Property, plant and equipment are stated at cost net of accumulated depreciation.

2. Interest expenses and cost of computer software development for internal use incurred during the construction period of property, plant and equipment are capitalized to the cost of such assets.

3. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Buildings	2.5 - 4
Installations, machinery and equipment	5 - 10 (mainly 10)
Motor vehicles	15
Furniture, fixtures, office equipment and EDP equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the term of the lease (5-10 years), which is shorter than the estimated useful life of the improvements.

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. During the year 2001 and 2000, the Group capitalized $ 461 and $ 264 of software costs, respectively. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

The Group periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As of December 31, 2001, no such impairment losses have been identified.

j. Other assets and deferred charges:

1. Goodwill:

The excess of cost of the investment in shares of subsidiaries over the fair value of the liabilities assumed and assets acquired at the time of acquisition represents amounts not attributed to specific assets (goodwill).

Goodwill is amortized using the straight-line method, principally over a period of 40 years.

2. Other:

Product rights are amortized using the straight-line method, and costs associated with the issuance of long-term bonds are amortized using the interest method, over a period of 8 and 10 years, respectively.

The carrying value and the appropriateness of the amortization period of goodwill, issuance costs and product rights are periodically reviewed by management based on the expected future undiscounted operating cash flows over their remaining amortization periods. If this review indicates that goodwill, issuance costs and product rights will not be recoverable, the carrying value of the goodwill, issuance costs and product rights are reduced to their estimated fair value and the impairment loss is recognized in the statement of income. Based on its most recent analysis, management believes that no impairment of other assets exists as of December 31, 2001.

k. Revenue recognition:

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable and collectibility is probable. The Company maintains a provision for product returns, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Provision for returns and other allowances are determined principally on the basis of past experience and are netted from revenues.

The Group has adopted the provisions of Emerging Issue Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs", which requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue. The related costs associated with shipping and handling are included as a component of cost of goods sold. These amounts are immaterial to the Group.

l. Research and development:

Research and development costs, net of related grants received, are charged to expenses as incurred.

m. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction from research and development costs.

n. Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 were approximately $ 4,038, $ 1,771 and $ 1,436, respectively.

o. Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p. Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings per Share". Options which have anti-dilutive impact are immaterial.

q. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and FASB *Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in* accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation", are provided in Note 11.

The Company applies SFAS No. 123 and FASB EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of option valuation models to measure the fair value of the options at the grant date.

r. Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

Management believes that the financial institutions that hold the Group's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer base and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral when deemed necessary.

The Company's marketable securities include investments in equity of other publicly held companies. Management believes that these corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

s. Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments: The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade receivables, trade payables and exchangeable notes, approximate their fair value due to the short-term maturities of these instruments. The carrying and fair value for marketable securities are based on quoted market prices. The carrying amounts of the Group's borrowing arrangements under its short and long-term debt agreements, approximate their fair value based on the Group's incremental borrowing rates for similar types of borrowing arrangements.

t. Accounting for derivatives:

The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying fair value hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The cumulative effect of the adoption of SFAS No. 133 was a decrease in income before taxes of $ 194 and this amount is included in financial expenses, net and not as an accumulated effect of an accounting change, due to immateriality. The adoption did not have a material effect on other comprehensive income.

u. Impact of recently issued accounting standard:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rule beginning the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of approximately $ 140 per year and the effect on earnings per share is immaterial. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. The Company can not yet estimate what the effect of these tests will be on its earnings and financial condition. In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations", for the disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS No. 144 as of January 1, 2002, and does not expect that the adoption of such Statement will have a significant impact on the Company's financial position and results of operations.

v. Exchange rate and linkage basis:

1. Balances which are linked to the Israeli Consumer Price Index ("CPI") are remeasured into dollars after adjustment on the basis of the latest index published as of the balance sheet date. Balances denominated in, or linked to, currencies other than the dollar are remeasured in dollars using the exchange rates prevailing at the balance sheet date.

2. The following are details of the exchange rate of the U.S. dollar and the Israeli CPI:

At the end of the year:	**Exchange rate of U.S. $**	**Israeli CPI (*)**
2001	NIS 4.416	108.1 points
2000	NIS 4.041	106.6 points
1999	NIS 4.153	106.6 points
Change during the year:	%	%
2001	9.3	1.4
2000	(2.7)	-
1999	(0.17)	1.33

(*) According to the Israeli CPI published for the month ended at the balance sheet date on an average basis 1993 = 100.

w. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

NOTE 3: SUPPLEMENTARY INFORMATION ON CERTAIN ASSET ITEMS

a. Restricted short-term bank deposits:

Restricted bank deposits are maintained with banks as compensating balances for certain revolving short-term bank loans of $ 2,200. The bank deposits are linked to the U.S. dollars and bear interest at a rate of 1.65%. The Group is restricted from withdrawing any portion of the compensating balances at any time, until repayment of the loans. A component of the short-term deposits, which is not restricted, consists of marketable securities in the amounts of $ 81 and $ 75 as of December 31, 2001 and 2000, respectively.

b. Trade receivables:

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Open accounts	$ 38,000	$ 37,428
Notes and checks receivable	3,158	1,269
	41,158	38,697
Less: allowance for doubtful accounts	27	27
	$ 41,131	$ 38,670

As for pledges, see Note 9.

c. Accounts receivable - other and prepaid expenses:

Employees	$ 95	$ 91
Office of the Chief Scientist	240	233
Government authorities	1,762	624
Derivative instruments (Note 16)	658	379
Deferred taxes on income (Note 12)	2,807	1,201
Prepaid expenses	1,105	877
Other	1,467	493
	$ 8,134	$ 3,898

d. Inventories:

Raw and packaging materials	$ 16,069	$ 8,591
Finished goods	8,878	8,036
Work in progress	2,530	2,006
Purchased products for commercial activities	1,604	985
	$ 29,081	$ 19,618

As for pledges, see Note 9.

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

a. Composition of assets grouped by major classifications are as follows:

	December 31, 2001	December 31, 2000
	U.S. dollars in thousands	
Cost:		
Land	$ 2,325	$ 574
Leasehold land (1)	4,812	3,533
Buildings (1)	17,601	12,948
Leasehold improvements	2,283	1,258
Installation, machinery and equipment	42,347	35,453
EDP equipment	11,764	10,021
Motor vehicles	198	268
Furniture, fixtures and office equipment	3,460	2,869
Advance for property, plant and equipment	367	-
	85,157	66,924
Accumulated depreciation:		
Leasehold land (1)	106	106
Buildings (1)	2,875	2,366
Leasehold improvements	1,025	803
Installation, machinery and equipment	17,762	14,337
EDP equipment	7,373	5,653
Motor vehicles	154	209
Furniture, fixtures and office equipment	1,838	1,623
	31,133	25,097
Depreciated cost	$ 54,024	$ 41,827

Depreciation expenses for the years ended December 31, 2001, 2000 and 1999 are $ 6,402, $ 5,479 and $ 4,230, respectively.

(1) Certain buildings (depreciated balance of which at December 31, 2001 was $ 11,065) were constructed on land leased from the Israeli Land Authority pursuant to four leases.
The first lease expires in 2009, the second in 2010, the third in 2044 and the fourth in 2049. The Company has the option to renew each lease for 49 additional years.

b. Cost of property, plant and equipment includes at December 31, 2001 and 2000, interest expenses and payroll and related expenses in the amount of $ 1,964 .

c. Cost of property, plant and equipment includes, at December 31, 2001 and 2000, costs of computer software development for internal use in the amount of $ 725 and $ 264, respectively.

d. As for leased property under capital lease, see Note 8a(4).

e. As for pledges of assets, see Note 9.

f. As of December 31, 2001 the Company has committed to expend on buildings and equipment in excess of $11,000.

NOTE 5: OTHER ASSETS AND DEFERRED CHARGES

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Original amount:		
Goodwill (1)	$ 5,006	$ 5,033
Product rights	2,762	1,347
Deferred charges in respect of bonds	794	764
Deferred taxes on income (Note 12)	12,613	49
	21,175	7,193
Accumulated amortization:		
Goodwill	1,167	1,026
Product rights	349	250
Deferred charges in respect of bonds	253	120
	1,769	1,396
Amortized cost	$ 19,406	$ 5,797

Amortization expenses for the years ended December 31, 2001, 2000 and 1999, were $ 326, $ 284 and $ 151, respectively.

(1) Changes during 2001 results from translation adjustment related to goodwill recorded in the Canadian subsidiary.

NOTE 6: LONG-TERM INVESTMENTS

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Accrued severance pay (1)	$ 859	$ 913
Derivative instruments (2)	1,818	-
Long term security deposit and other investments	161	171
	$ 2,838	$ 1,084

(1) Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund to secure pension and severance rights for the majority of the employees in Israel who have joined the pension fund. The deposits, together with a one-time payment made to that fund, relieve the Company and its Israeli subsidiaries of their severance pay liability to those employees whose employment started after June 1, 1979. As of December 31, 2001, the Company has no related severance pay liability for such employees. The severance pay liability for several senior employees is covered by insurance policies.

The severance pay liability for the period through May 31, 1979 is covered by the balance sheet accrual. The balance sheet accrual also covers the severance pay liability to employees of the Company who have not joined the pension fund. The Company has made deposits with recognized severance pay funds with respect to this accrual.

The Company may only withdraw the amounts funded for the purpose of disbursement of severance pay. Such plan meets the definition of a "defined contribution pension plan" under SFAS No. 87 "Accounting for Pension".

The U.S. and Canadian subsidiaries maintain a retirement savings plan covering substantially all of their employees. The Company's matching contribution to the plan was approximately $ 378, $ 317 and $ 270 for the years 2001, 2000 and 1999, respectively.

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Pension, retirement savings and severance expenses	$ 1,930	$ 1,621	$ 1,239

(2) As for derivative instruments, see Note 16.

NOTE 7: SUPPLEMENTARY INFORMATION ON CERTAIN LIABILITY ITEMS

a. Short-term bank credit and short-term loans:

1. Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		Amount	
	December 31,		December 31,	
	2001	2000	2001	2000
	%		U.S. dollars in thousands	
Short-term bank loans:				
In, or linked to, U.S. dollars	5.41	7.25	$ 2,200	$ 2,100
In Israeli currency - unlinked	-	11.50	-	54
			2,200	2,154
Short-term bank credit:				
In, or linked to, U.S. dollars	7.30	9.88	21	16
			$ 2,221	$ 2,170
Total authorized credit lines approximate			$ 36,918	$ 20,668
Unutilized credit lines approximate			$ 34,697	$ 18,498

2. Weighted average interest rates at the end of the year	5.43	7.37

3. The Company has undertaken to maintain certain financial ratios in respect of its long-term debt (as stated in Note 8a). As of December 31, 2001, the Company was in compliance with these ratios. Under certain restrictive debt covenants, any dividend distribution requires prior approval of certain banks.

b. Accounts payable - other and accrued expenses:

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Employees and payroll accruals (including provision for vacation pay)	$ 7,220	$ 4,661
Interest payable	567	723
Suppliers of property, plant and equipment	1,867	1,991
Accrued and other expenses	2,729	2,557
	$ 12,383	$ 9,932

NOTE 8: LONG-TERM DEBT

a. Composed as follows:

	2001	2000
Bonds (1)	$ 25,244	$ 26,627
Banks (2)	28,540	15,756
Mortgage payable (3)	879	972
Capital lease obligation (4)	632	1,216
	55,295	44,571
Less - current maturities	6,010	6,321
	$ 49,285	$ 38,250

(1) A portion of the bonds is linked to the Israeli CPI and bears interest at a rate of 8.25% (at December 31, 2001 and 2000, $ 22,493 and $ 23,550, respectively) and another portion of the bonds is linked to the dollar and bears interest at a rate of LIBOR plus 2%-3% (at December 31, 2001 and 2000, $ 2,751 and $ 3,077, respectively). The bonds mature in 2009 and 2010. As long as the bonds are outstanding, the Company must maintain certain financial ratios (see Note 7a(3)).

As for hedging foreign currency and interest rate risk of the portion linked to the Israeli CPI, see Note 16.

(2) As long as part of the liabilities (at December 31, 2001 and 2000, $ 53,784 and $ 42,383, respectively) are outstanding, the Company must maintain certain financial ratios, see Note 7a(3). The loan repayments will be carried out primarily over the next six years.

(3) The mortgage payable consists of a first mortgage on a subsidiary's facility in Canada. The mortgage bears a weighted average interest rate, adjustable monthly, at the lender's average cost of short-term funds (2.74% as of December 31, 2001), and is repayable in Canadian dollars in monthly installments of interest plus principal. A final payment of $ 844 is due on December 15, 2002.

(4) At December 31, 2001, the minimum lease payments under capital leases are as follows:

	Capital leases
	U.S. dollars in thousands
2002	$ 377
2003	257
2004	50
2005	1
Total future minimum lease payments	685
Less - amounts representing interest	53
Present value of net minimum capital lease payments remaining ($ 339 classified as current portion)	$ 632

The leases have a maturity of four years and weighted average interest rate of 8.14%.

Leased property under capital leases as of December 31, 2001 and 2000, are included in property, plant and equipment as follows:

	December 31,	
	2001	2000
	U.S. dollars in thousands	
EDP equipment	$ 3,741	$ 3,606
Furniture and fixtures	151	151
	3,892	3,757
Less - accumulated depreciation	2,575	2,000
Depreciated cost	$ 1,317	$ 1,757

Depreciation of assets recorded under capital leases are included in depreciation expense.

b. Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate		Amount	
	December 31,		December 31,	
	2001	2000	2001	2000
	%		U.S. dollars in thousands	
In, or linked to, the U.S. dollar	3.19	8.32	$ 30,563	$ 18,093
In Canadian dollars	5.18	8.81	2,238	2,920
In Israeli currency - linked to CPI	8.25	8.30	22,494	23,558
			$ 55,295	$ 44,571

c. The liabilities mature as follows:

	December 31, 2001
	U.S. dollars in thousands
2002 (current maturity)	$ 6,010
2003	7,601
2004	8,336
2005	7,867
2006	7,365
Thereafter	18,116
	$ 55,295

d. As for liabilities collateralized by pledges of assets, see Note 9.

NOTE 9: LIABILITIES COLLATERALIZED BY PLEDGES

a. Balance of liabilities collateralized by pledges is as follows:

	December 31, 2001
	U.S. dollars in thousands
Short-term bank credit and short-term loans *)	$ 2,221
Long-term debt (including current maturities)	$ 55,295

*) Including a short-term loan of $ 2,200 received by the U.S. subsidiary, collateralized by a short-term bank deposit of the North American subsidiary in an equal amount.

b. The above mentioned liabilities are collateralized by:

1. A debenture which includes a senior-in-priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the subsidiary.

2. Pledges of assets of the Company and its Israeli subsidiaries, including a senior-in-priority mortgage of the Company's rights to land and buildings, senior-in-priority pledges and a senior-in-priority floating charge on all property, plant and equipment.

NOTE 10: COMMITMENTS AND CONTINGENCIES

a. Companies of the Group have leased offices, warehouse space, production facilities and equipment, under operating leases for periods through 2010. Minimum annual rentals payable, under non-cancelable lease agreements, at rates in effect at December 31, 2001, are as follows:

Year	U.S. dollars in thousands
2002	$ 2,457
2003	2,194
2004	1,992
2005	1,885
2006 and thereafter	5,204
	$ 13,732

As for commitments related to property, plant and equipment, see Note 8.

Rent expenses were $ 1,985, $ 1,577 and $ 1,198 for the years 2001, 2000 and 1999, respectively.

b. Royalty commitments:

One of the subsidiaries is committed to pay royalties at the rate of 3-5% to the Government of Israel through the Office of the Chief Scientist on proceeds from sales of products in which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis and is in an amount not exceeding the total of the grants received by the subsidiary and is linked to the U.S. dollar. Grants received through December 31, 2001 amounted to $ 9,859. Grants subject to royalty repayments totaled $ 7,764 as of December 31, 2001.

c. A claim in a prior year for compensation in the amount of approximately $ 550, was filed by a customer against the Company. Based on legal opinion and insurance coverage, Management believes that the ultimate resolution of this matter will not result in a material adverse effect on the accompanying financial statements and therefore no provision was made.

d. As for commitments related to property and equipment, see Note 4g.

NOTE 11: SHAREHOLDERS' EQUITY

a. Share split effected as a share dividend:

In July 2001, the Company completed a split of its Ordinary shares by distributing a dividend, out of its additional paid in capital, of one Ordinary share for each Ordinary share then outstanding. This share split effected as a share dividend, had no material effect on the statement of shareholders' equity in 2001.

All Ordinary share, option and per share amounts, have been adjusted to give retroactive effect to this share split, effected as a share dividend, for all periods presented.

b. Pertinent rights and privileges of Ordinary shares:

1. 100% of the rights to profits are allocated to the Ordinary shares.

2. Two-thirds of the voting power of the Company's shares is allocated to the Ordinary shares.

3. 100% of the dissolution rights are allocated to the Ordinary shares.

c. Founders' shares:

One-third of the voting power of all of the Company's shares is allocated to the Founders' shares.

d. Public offering:

On October 5, 2001, the Company closed a public offering of 3,950,000 Ordinary shares, at $ 34.30 per share. The public offering included an additional 1,800,000 Ordinary shares sold by certain shareholders of the Company.

e. 1. Stock option plans:

The Company's 1991 Stock Incentive Plan ("1991 plan") and 1999 Stock Incentive Plan ("1999 plan"), provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group. The options are granted in at least 100% of the fair market value at the day of the grant. As of December 31, 2001, none of the options granted include Stock Appreciation Rights. The options are granted to employees and associates and have a four or five-year vesting term and expire ten years after the grant date. Each option entitles its holder the right to purchase one Ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2001, an aggregate of 990,100 options of the 1999 plan are still available for future grants. Any options, which are canceled or forfeited before expiration, become available for future grants.

2. A summary of the Company's stock option activity (except options to associates) and related information for the years ended December 31, is as follows:

	Number of options	**Exercise price**	**Weighted average exercise price**
Outstanding at January 1, 1999	3,953,600		$ 2.80
Exercised	(154,024)	$ 0.69 - $ 4.00	$ 2.35
Canceled and forfeited	(52,876)	$ 2.38 - $ 3.88	$ 3.20
Granted	262,800	$ 2.47 - $ 6.02	$ 3.30
Outstanding at December 31, 1999	4,009,500		$ 2.85
Exercised	(120,732)	$ 1.00 - $ 5.00	$ 2.80
Canceled and forfeited	(31,870)	$ 2.17 - $ 6.02	$ 3.56
Granted	406,000	$ 4.63 - $ 14.33	$ 8.68
Outstanding at December 31, 2000	4,262,898		$ 3.39
Exercised	(3,427,851)	$ 1.44 - $ 8.97	$ 3.39
Canceled and forfeited	(44,150)	$ 2.38 - $ 22.61	$ 2.82
Granted	269,400	$ 12.91 - $ 42.46	$ 21.32
Outstanding at December 31, 2001	1,060,297		$ 9.67

The stock options outstanding and exercisable as of December 31, 2001 have been classified into ranges of exercise price as follows:

	Options outstanding			Options exercisable	
Range of exercise price ($)	Outstanding as of December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Exercisable as of December 31, 2001	Weighted average exercise price ($)
$ 2.08 - $ 3.08	236,747	6.60	$ 2.52	156,955	$ 2.49
$ 3.13 - $ 4.63	295,600	6.68	$ 4.03	169,631	$ 3.83
$ 5.03 - $ 6.82	59,550	8.08	$ 5.89	15,263	$ 5.87
$ 8.72 - $ 13.18	341,500	8.95	$ 12.29	49,000	$ 11.83
$ 14.33 - $ 20.75	21,000	9.08	$ 16.11	1,250	$ 14.33
$ 22.61 - $ 33.98	36,500	9.37	$ 25.26	-	-
$ 34.39 - $ 42.46	69,400	9.69	$ 37.56	-	-
	1,060,297	7.81	$ 9.67	392,099	$ 4.41

3. Options were granted in 1991, by the Company to its U.S. subsidiary, to purchase up to 3,000,000 Ordinary shares of NIS 0.0001 par value, which relates to grants of options by the U.S. subsidiary to three of the Company's directors, who are also shareholders.

   The Stock Option Agreement stipulated an exercise price of $ 2.875 per share, and that to finance the exercise of these options and any taxes which may be applicable on exercise, the directors may transfer to the U.S. subsidiary the Company's shares held by the directors at the exercise date with a total market value equal to the total of the cost of the shares exercised and the amount of applicable taxes. All such shareholders own sufficient mature shares to cover outstanding option.

   As of January 1, 2001, 85,200 options were exercised. During 2001, the remaining 2,914,800 of such options were exercised. Such options were accounted for as Time-Accelerated Stock Option Awards and, as such, as a fixed plan. A tax benefit of $ 16,045 was recorded in respect of these options.

4. Under SFAS No. 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income and net earnings per share is required for grants issued after December 31, 1994 and determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.123. For the purpose of SFAS No. 123 pro forma disclosures, the estimated fair value of the options is amortized to expenses over the options' vesting period. The fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rates 2.75%, 5.50% and 5.75%, respectively; dividend yield of 0% for each year; expected volatility of 54.6%, 60.2% and 58.7%, respectively; and expected life of seven years, for each year.

The weighted average fair values for options granted during the years ended were:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Weighted average fair value on grant date	$ 11,210	$ 4,900	$ 2,035

Options to employees were issued at fair market value. No compensation expenses were recognized during the period of three years ended December 31, 2001.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands (except per share data)		
Net income - as reported	$ 25,994	$ 10,027	$ 5,539
Net income - pro forma	$ 25,451	$ 9,792	$ 5,357
Net earnings per share - pro forma:			
Basic	$ 1.09	$ 0.46	$ 0.27
Diluted	$ 0.97	$ 0.41	$ 0.25

5. a) Summary of the Company's stock options activity granted to associates and related information for the years ended December 31, is as follows:

	Number of options	Exercise price	Weighted average exercise price
Outstanding at January 1, 1999	37,600		$ 3.58
Exercised	-	-	-
Canceled and forfeited	(8,000)	$ 3.50 - $ 3.63	$ 3.56
Granted	9,200	$ 2.49 - $ 2.75	$ 2.74
Outstanding at December 31, 1999	38,800		$ 3.32
Exercised	(4,000)	$ 3.50 - $ 3.88	$ 3.88
Canceled and forfeited	(40,000)	$ 3.50	$ 8.27
Granted	58,000	$ 4.63 - $ 11.91	$ 7.50
Outstanding at December 31, 2000	52,800		$ 4.17
Exercised	(16,500)	$ 1.88 - $ 6.19	$ 3.62
Granted	12,500	$ 12.91 - $ 36.38	$ 24.58
Outstanding at December 31, 2001	48,800		$ 9.58

	Options outstanding			Options exercisable	
Range of exercise price ($)	Outstanding as of December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Exercisable as of December 31, 2001	Weighted average exercise price ($)
$ 2.08 - $ 3.08	11,600	5.50	$ 2.50	7,950	$ 2.68
$ 3.13 - $ 4.63	14,200	5.31	$ 3.98	10,450	$ 3.82
$ 5.03 - $ 6.82	10,500	8.07	$ 5.85	2,625	$ 6.17
$ 8.72 - $ 13.18	2,000	9.01	$ 12.91	-	-
$ 22.61 - $ 33.98	8,000	9.34	$ 25.26	-	-
$ 34.39 - $ 42.46	2,500	9.92	$ 35.38	-	-
	48,800	7.00	$ 9.58	21,025	$ 3.37

b) The Company had accounted for its options granted for past services to associates, under the fair value method as prescribed in SFAS No. 123. These options vest primarily over 4-5 years.

The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates of 2.75%, 5.50% and 5.75%, respectively, dividend yields of 0% for each year, expected volatility of 58.7%, 60.2% and 54.6%, respectively and expected life of seven years, for each year. Compensation expenses, which were amortized over the vesting period, of approximately $ 30, $ 123 and $ 30 were recognized during the years ended December 31, 2001, 2000 and 1999, respectively.

6. In 2001 and 2000 329,259 and 124,732 options were exercised to purchase 329,259 and 124,732 Ordinary shares, respectively. The amount of consideration received thereof in 2001 and 2000, was $ 989 and $ 283, respectively.

f. Dividends:

The Company may declare and pay a dividend in U.S. dollars out of its retained earnings (as for restrictions on dividend distribution see Notes 7a.3 and 12c).

g. Net earnings per share:

	Year ended December 31, 2001			Year ended December 31, 2000			Year ended December 31, 1999		
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
Basic EPS:									
Net income available to holders of Ordinary shares	$ 25,994	23,370,224	$ 1.11	$ 10,027	21,419,810	$ 0.47	$ 5,539	20,150,698	$ 0.27
Effect on dilutive securities:									
Stock options	-	2,931,705	(0.12)	-	2,444,210	(0.05)	-	1,374,148	(0.02)
Diluted EPS:									
Income available to holders of Ordinary shares plus assumed exercises	$ 25,994	26,301,929	$ 0.99	$ 10,027	23,864,020	$ 0.42	$ 5,539	21,524,846	$ 0.25

h. Stock repurchase:

The Group acquired Ordinary shares of the Company in the amount of $ 272, $ 258 and $ 765 in 2001, 2000 and 1999, respectively which in the aggregate represents less than 2% of the total outstanding Ordinary shares.

i. Employee Share Purchase Plan:

In February 1999, the Company's Board of Directors approved and implemented the 1999 Employee Share Purchase Plan ("Plan") under which the Company loaned sums of money to participating employees to enable them to purchase shares of the Company stock on the open market. The purchased shares were pledged to the Company to secure the loans. These non-recourse loans carried five-year terms and bore interest. The loans include a provision that the Company will forgive one-third of the principal amount of the loan upon employees reaching their third through fifth anniversaries of continued employment with the Company. These loans were accounted for as an award of stock options as they were non-recourse and were to be forgiven upon continued employment criteria. Compensation expense related to this program was approximately $ 28 and $ 115 for the years ended December 31, 1999 and 2000, respectively. The loans were completely forgiven in advance during 2000, and accordingly, the remaining balance of unearned compensation was expensed during 2000.

j. 2000 Employee Stock Purchase Plan:

In May 2000, the Company's Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan ("Plan"). The Plan was approved at an extraordinary general meeting of shareholders held on May 2, 2001. The purpose of the Plan is to provide employees and those of certain subsidiaries designated by the board of directors with an opportunity to purchase Ordinary shares. The maximum number of shares issuable under the Plan is 500,000 Ordinary shares subject to adjustment.

Under the terms of the Plan, participating employees accrue funds in an account through payroll deduction during six month offering periods. The funds in this account are applied at the end of such offering periods to purchase Ordinary shares at a 15% discount from the closing price of the Ordinary shares on (i) the first business of the offering period or (ii) the last business day of the offering period, whichever closing price shall be less. As of December 31, 2001, Participating employees purchased an aggregate of 15,445 Ordinary shares at a weighted average exercise price of $ 21.26.

NOTE 12: TAXES ON INCOME

a. Measurement of results for tax purposes under the Income Tax Law (Adjustments for Inflationary Changes), 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate caused a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. The Company and its Israeli subsidiaries are taxed under this law.

b. Benefits under the Law for the Encouragement of Industry, 1969:

The Company is an "industrial company" as defined by this law and as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

c. Benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

The Company's production facilities in Israel have been granted an "approved enterprise" status under the law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and reduction in tax rates on income derived from "approved enterprises". The Company is also a "foreign investors' company", as defined by the law and, as such, is entitled to a 10-year period of benefits and a reduction in tax rates to 10% - 15% (based on the percentage of foreign ownership in each taxable year) and accelerated depreciation of machinery and equipment.

Income derived from "approved enterprises" that commenced operations during or subsequent to 1990 (representing the majority of the Company's "approved enterprises"), is tax exempt for a period of 2-4 years out of the 10-year period of benefits. Based on the percentage of foreign ownership of the Company, income derived during the remaining 6-8 years of benefits is taxable at the rate of 10% - 15%. This rate is also applicable for "approved enterprises" that commenced operations prior to 1990. The period of tax benefits, described above, is subject to the limits of 12 years from commencement of production or 14 years from receiving the approval, whichever is earlier. The period of benefits relating to the "approved enterprises" will expire in the years 2006 through 2015.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2001, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "approved enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. As of December 31, 2001, retained earnings included approximately $ 17,769 of tax-exempt profits earned by the Company's "approved enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "approved enterprise".

If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 10%), and an income tax liability would be incurred of approximately $ 1,776 as of December 31, 2001.
Income not eligible for "approved enterprise" benefits mentioned above is taxed at the regular rate of 36%.

d. Income before taxes on income consists of the following:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Domestic (Israel)	$ 16,491	$ 5,594	$ (291)
Foreign (North America, the Cayman Islands and the U.K.)	13,962	6,991	7,326
	$ 30,453	$ 12,585	$ 7,035

e. The provision for taxes on income comprises the following:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Current taxes	$ 2,261	$ 2,087	$ 1,157
Deferred taxes	2,117	451	314
	$ 4,378	$ 2,538	$ 1,471
Domestic (Israel)	$ (91)	$ 470	$ 32
Foreign (North America)	4,469	2,068	1,439
	$ 4,378	$ 2,538	$ 1,471

f. Reconciliation between theoretical tax expenses to actual tax expenses:

A reconciliation between theoretical tax income, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Income before taxes on income	$ 30,453	$ 12,585	$ 7,035
Statutory tax rate	36%	36%	36%
Theoretical tax expenses	$ 10,963	$ 4,529	$ 2,533
Deferred tax on losses for which valuation allowance was provided	405	-	105
Utilization of operating carryforward tax losses for which a valuation allowance was provided	-	(2,014)	-
"Approved Enterprise" benefit (1)	(5,590)	-	-
Effect of different tax rates in other countries	73	290	53
Non-deductible expenses	53	93	152
Canadian tax benefits in respect of research and development expenses	(815)	(404)	(454)
Tax exempt income	(634)	-	(876)
Other	(77)	44	(42)
Taxes on income in the statements of income	$ 4,378	$ 2,538	$ 1,471
(1) Earning per share amount of the tax benefit from the exempt income:			
Basic	$ 0.24	$ -	$ -
Diluted	$ 0.21	$ -	$ -

g. Current taxes are calculated at the following rates:

	Year ended December 31,		
	2001	2000	1999
		%	
On Israeli operations	36	36	36
On U.S. operations *)	40.6	42	42
On Canadian operations *)	33.8	34.9	35.6
On U.K. operations *)	35	35	-

*) The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for R&D tax credits, thereby reducing its effective tax rate.

h. Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes.

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Deferred tax assets:		
Net operating losses carryforwards	$ 33,462	$ 390
Other – net	968	1,250
Total deferred tax assets	34,430	1,640
Valuation allowance for deferred tax assets *)	(19,010)	(390)
Net deferred tax assets	$ 15,420	$ 1,250
Deferred tax liabilities:		
Tax over book depreciation	$ (3,409)	$ (2,500)
Total deferred tax liabilities	$ (3,409)	$ (2,500)
Net deferred tax assets (liabilities)	$ 12,011	$ (1,250)
Domestic	$ 357	$ 500
Foreign	11,654	(1,750)
	$ 12,011	$ (1,250)

*) This allowance consisting of (i) $ 18,015 related to the carryforward tax losses of the U.S. subsidiary from the exercise of option and (ii) $ 795 from the U.K. operations which in management's estimates it is more likely than not that no significant income tax liability will arise during the next two years from the Company's U.K. operations.

The deferred taxes are presented in the balance sheet as follows:

	December 31,	
	2001	2000
	U.S. dollars in thousands	
Among current assets ("other account receivable and prepaid expenses")	$ 2,807	$ 1,201
Among other assets and deferred charges, net	12,613	49
Among long-term liabilities	(3,409)	(2,500)
	$ 12,011	$ (1,250)

i. Carryforward tax losses:

1. The Company and its Israeli subsidiaries:

Carryforward tax losses aggregated $ 2,205 as of December 31, 2001. The carryforward tax losses are linked to the Israeli CPI. In Israel, there is no time limit for utilizing carryforward tax losses.

2. Canadian subsidiary:

As of December 31, 2001 and 2000, this subsidiary had no carryforward tax losses.

3. U.K. subsidiary:

As of December 31, 2001, this subsidiary had $ 2,274 of carryforward tax losses. In the U.K., there is no time limit for utilizing carryforward tax losses.

4. U.S. subsidiary:

As of December 31, 2001, this subsidiary had $ 79,000 of carryforward tax losses resulting from exercise of options of certain shareholders of the Company.

NOTE 13: SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
a. Sales (1)(2)(3) - by destination:			
Israel	$ 13,690	$ 11,569	$ 9,820
Canada	8,968	5,706	5,892
U.S.A.	124,666	84,569	64,998
U.K.	870	-	-
Other	1,940	1,953	3,075
	$ 150,134	$ 103,797	$ 83,785
(1) Including commercial activities	$ 1,353	$ 972	$ 252
(2) Including sales to a major customer	$ 22,351	$ 19,147	$ 11,343
(3) Sales to a major customer as a percentage of total sales	15%	18%	14%
b. Research and development expenses, net:			
Total expenses	$ 20,740	$ 16,115	$ 12,925
Less - grants and participations	1,107	1,522	1,197
	$ 19,633	$ 14,593	$ 11,728
c. Selling, marketing, general and administrative expenses:			
Selling and marketing	$ 16,153	$ 11,820	$ 10,616
Advertising	4,038	1,771	1,436
General and administrative *)	22,799	18,311	13,881
	$ 42,990	$ 31,902	$ 25,933
*) *Including provision for doubtful accounts*	$ 101	$ 17	$ -

d. Financial expenses, net *):	2001	2000	1999
	Year ended December 31,		
	U.S. dollars in thousands		
Interest and linkage differences on long-term liabilities	$ 2,078	$ 2,047	$ 1,719
Income with respect to short-term loan	(794)	(161)	(149)
Expenses with respect to short-term credit	1,070	2,204	2,082
Foreign currency translation losses (gains)	240	(235)	217
	$ 2,594	$ 3,855	$ 3,869
*) Net of interest capitalized in cost of property, plant and equipment	$ -	$ 25	$ 56

e. Other income, net:	2001	2000	1999
Royalties and commissions	$ 477	$ 371	$ 88
Gain on sale of property, plant and equipment	19	-	6
Other, net	(224)	(27)	-
	$ 272	$ 344	$ 94

NOTE 14: SEGMENT INFORMATION

The Group operates in one industry segment. The Company has three main reportable geographic areas. The data is presented in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". Information by geographic area is as follows:

	Israel*)	Canada**)	U.S.A.	Elimination	Consolidated
	U.S. dollars in thousands				
Year ended December 31, 2001:					
Sales to unaffiliated customers	$ 16,500	$ 8,968	$ 124,666	$ -	$ 150,134
Inter-area sales to affiliates	45,730	42,082	-	(87,812)	-
Total sales	62,230	51,050	124,666	(87,812)	150,134
Operating income	21,361	10,938	4,254	(3,778)	32,775
Financial expenses, net	2,304	(51)	341	-	2,594
Other income, net					272
Income before taxes on income					30,453
Taxes on income	94	2,792	1,777	(285)	4,378
Minority interest in earnings of a subsidiary					81
Net income					25,994
Depreciation and amortization	4,048	$ 1,200	1,480	-	6,728
Long-lived assets	43,991	$ 9,995	3,877	-	57,863
Capital expenditures	$ 15,043	$ 2,457	$ 1,758	$ -	$ 19,258

*) *Includes operation in other markets.*
**) *Includes operation in both Canada and Cayman Island.*

	Israel*)	Canada**)	U.S.A.	Elimination	Consolidated
	U.S. dollars in thousands				
Year ended December 31, 2000:					
Sales to unaffiliated customers	$ 13,522	$ 5,706	$ 84,569	$ -	$ 103,797
Inter-area sales to affiliates	16,091	35,396	-	(51,487)	-
Total sales	29,613	41,102	84,569	(51,487)	103,797
Operating income	5,335	6,867	3,651	243	16,096
Financial expenses, net	1,284	631	1,940	-	3,855
Other income, net					344
Income before taxes on income					12,585
Taxes on income	(519)	1,943	1,114	-	2,538
Minority interest in earnings of a subsidiary					20
Net income					10,027
Depreciation and amortization	3,325	975	1,567	-	5,867
Long-lived assets	33,007	9,228	3,599	-	45,834
Capital expenditures	$ 10,165	$ 907	$ 1,037	$ -	$ 12,109

	Israel*)	Canada**)	U.S.A.	Elimination	Consolidated
	U.S. dollars in thousands				
Year ended December 31, 1999:					
Sales to unaffiliated customers	$ 12,895	$ 5,892	$ 64,998	$ -	$ 83,785
Inter-area sales to affiliates	8,762	32,982	-	(41,744)	-
Total sales	21,657	38,874	64,998	(41,744)	83,785
Operating income	3,720	6,611	2,426	(1,947)	10,810
Financial expenses, net	1,929	690	1,250	-	3,869
Other income, net					94
Income before taxes on income					7,035
Taxes on income	32	899	540	-	1,471
Minority interest in earnings of a subsidiary					25
Net income					5,539
Depreciation and amortization	2,567	858	956	-	4,381
Long-lived assets	25,217	9,675	3,926	-	38,818
Capital expenditures	$ 6,034	$ 1,006	$ 1,262	$ -	$ 8,302

The Group's primary product lines in Israel are prescription and over-the-counter products in multiple strengths, including capsules, creams and ointments, liquids, sterile products and tablets. Its primary product lines in Canada are prescription dermatological cream, ointment, lotion and gel products; oral prescription products; and over-the-counter products. Its primary product lines in the United States are prescription topical corticosteroid, antifungal and antibiotic products; oral dosage form prescription products in multiple strengths; and over-the-counter products.

It was impractical to provide revenues by product lines for the years ended December 31, 2001, 2000 and 1999.

NOTE 15: RELATED PARTIES - TRANSACTIONS AND BALANCES

a. Transactions with related parties:

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars in thousands		
Compensation to related parties *):			
Wages and salaries	$ 1,184	$ 976	$ 989
Management fees	808	689	629
Directors' fees	88	82	93
	$ 2,080	$ 1,747	$ 1,711
*) Compensation was paid to related parties, as follows:			
Related parties employed by the Group	$ 1,201	$ 994	$ 1,007
Related parties not employed as above - Directors (including companies held by these directors)	$ 879	$ 753	$ 704
Number of people to whom the compensation relates (includes all directors)	10	10	10

b. Balances with related parties:

	December 31,	
	2001	2000
1. Current assets - accounts receivable:	U.S. dollars in thousands	
Balance at balance sheet date	$ -	$ 68

2. As to options issued to related parties, see Note 11.

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

The Company's primary objective for holding derivative financial instruments is to manage foreign currency and interest rate risks. The Company's derivative instruments are recorded at fair value and are included in other and prepaid expenses and long-term investments. As of December 31, 2001 the total fair value of the derivative instruments is $2,467. The Company's accounting policies for these instruments are based on whether they meet No. 133, "criteria for designation as hedging transactions, either as cash flow or fair value hedges". The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings, and generally offset changes in the values of assets and liabilities.

Foreign currency and interest rate risk:

The Company transacts business in various foreign currencies, primarily NIS. In 2000, the Company entered into a cross currency swap to hedge the NIS denominated fixed rate bonds. This swap has been designed as a Fair Value hedge of the combined exposure. There is no material ineffectiveness related to this hedge. Management believes that the financial institution that associated with the aforementioned investments are financially sound, and accordingly, minimal credit risk exists with respect to these derivatives instruments.

End of Consolidated Financial Statements

Selected Financial Data

Statement of Operations

		Year Ended December 31,				
		In thousands of U.S. dollars, except per Ordinary Share data				
		2001	2000	1999	1998	1997
Net Sales		$ 150,134	$ 103,797	$ 83,785	$ 66,725	$ 60,971
Gross Profit		95,398	62,591	48,471	36,366	31,696
Operating Income		32,775	16,096	10,810	6,524	3,999
Income Before Taxes on Income and Minority Share in Profits of Subsidiaries		30,453	12,585	7,035	3,682	2,027
Net Income		25,994	10,027	5,539	2,302	1,413
Net Income Per Ordinary Share:	Basic:	$ 1.11	$ 0.47	$ 0.27	$ 0.11	$ 0.07
	Diluted:	$ 0.99	$ 0.42	$ 0.25	$ 0.11	$ 0.07

Balance Sheet

	As of December 31,				
	In thousands of U.S. dollars				
	2001	2000	1999	1998	1997
Working Capital	$ 196,711	$ 43,588	$ 25,964	$ 11,879	$ 10,420
Property, Plant and Equipment	54,024	41,827	34,624	29,612	28,731
Total Assets	307,762	120,446	90,957	74,566	71,731
Long-Term Debt	49,285	38,250	23,328	16,303	16,115
Shareholders' Equity	218,364	50,214	40,552	28,840	27,308

Quarterly Profit and Loss Information (Unaudited)

	Quarter Ended 2001			
	In thousands of U.S. dollars, except per Ordinary Share data			
	Dec 31	Sep 30	June 30	Mar 31
Net Sales	$ 44,013	$ 41,393	$ 36,360	$ 28,368
Gross Profit	28,459	26,138	23,778	17,023
Operating Income	11,196	9,940	7,448	4,191
Income Before Taxes on Income	11,414	9,071	6,542	3,426
Net Income	9,826	7,338	6,060	2,770
Net Income Per Diluted Ordinary Share	$ 0.34	$ 0.29	$ 0.24	$ 0.12

Price Range of Ordinary Shares

The Company's Ordinary Shares are traded in the National Market System of the over-the-counter market (NASDAQ symbol: TARO).

As of April 1, 2002:
 Number of record holders: 386
 Number of outstanding Ordinary Shares: 28,924,813
 Dividends: The Company has never paid cash dividends on its Ordinary Shares.

The following table sets forth, for the periods indicated, the high and low, split adjusted, sale price, as reported by the National Quotation Bureau, Incorporated.

	2001 $		2000 $		1999 $		1998 $		1997 $	
	High	Low	High	Low	High	Low	High	Low	High	Low
Fourth Quarter	47.54	34.30	17.47	8.30	9.50	5.25	2.75	2.38	3.50	2.13
Third Quarter	48.50	30.20	9.82	5.82	8.50	4.69	2.88	1.94	3.81	2.88
Second Quarter	44.00	23.00	6.32	3.66	5.41	2.88	3.50	2.63	4.44	2.75
First Quarter	22.69	13.44	8.44	4.71	3.25	2.44	2.88	2.19	6.69	3.19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this annual report.

Overview

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and over-the-counter, or OTC, drug products, as well as active pharmaceutical ingredients, primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

We generate most of our revenues from the sales of both prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers. In 2001, 2000 and 1999, McKesson, a major drug wholesaler in the U.S.A., accounted for approximately 15%, 18% and 14%, respectively, of our consolidated sales.

We also sell active pharmaceutical ingredients to unaffiliated customers around the world. Sales of active pharmaceutical ingredients to third parties represent less than 2% of consolidated revenues. Our primary reason for manufacturing active pharmaceutical ingredients is to support our pharmaceutical manufacturing operations.

Due to increased competition from other generic pharmaceutical manufacturers, as they gain regulatory approvals to manufacture generic products, selling prices and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products.

In 2001 and 2000, sales of six product lines contributed approximately 56% and 60%, respectively, of our consolidated sales. These six product lines include four topical product families and two oral product families. As we expected, Clotrimazole and Betamethasone Dipropionate Cream, our generic equivalent of Lotrisone® Cream, which we introduced to the market place in May 2001, contributed more than 10% to our sales during 2001.

Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution of these six product lines to our total revenues may increase or decrease in the future.
Cost of goods sold consists of direct costs and allocated costs. Direct costs consist of raw material, packaging material and direct labor identified with a specific product. Costs not associated with a specific product are allocated to all manufactured products. However, since the allocation of various elements of overhead to individual products or product lines is perforce arbitrary, it is not practical to determine the specific amount or percentage of our profits that may be attributed to any individual product or product line, including our generic equivalent of Lotrisone® Cream.

Certain customary industry selling practices affect our supply of working capital, including:

- our granting favorable payment terms to customers in connection with their purchasing higher volumes of a product than they would routinely purchase within their normal buying cycle; and
- our discounting selling prices through the issuance of free goods as well as other incentives within a specified time frame if a customer purchases more than a specified amount of a product.

For example, the payment terms that we typically provide to our U.S.A. customers vary from 30 to as many as 90 days, with the longer terms typically allowed to customers purchasing higher volumes of a product. Similarly, the discounts which we offer may range from two to ten percent, with the higher discounts offered in connection with larger sales.

Industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to adequately accommodate market demand, we try to maintain adequate levels of inventories. The growth of our sales in the past few years has resulted in higher levels of inventory in anticipation of additional business for new products and from new customers, the exact timing of which cannot be determined accurately.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

Statement of Income Data:	Year ended December 31, 2001	2000	1999
Sales	100%	100%	100%
Cost of sales	36	40	42
Gross profit	64	60	58
Operating expenses:			
Research and development, net	13	14	14
Selling, marketing, general and administrative	29	31	31
Total operating expenses	42	45	45
Operating income	22	15	13
Financial expenses, net	2	4	5
Other income, net	-	-	-
Income before taxes on income	20	11	8
Taxes on income	3	2	2
Minority interest in earnings of a subsidiary	-	-	-
Net income	17%	9%	7%

Year Ended December 31, 2001 compared with Year Ended December 31, 2000

Sales. Sales increased $46.3 million, or 45%, from $103.8 million in 2000 to $150.1 million in 2001. $31.8 million, or 69%, of such increase was attributable to the sale of products that we introduced in 2001. The balance of such increase was attributable to increased sales of products that were sold in both 2000 and 2001. Sales in the United States increased $40.1 million, or 47%, from $84.6 million in 2000 to $124.7 million in 2001. Sales in Canada increased by $3.3 million, or 58%, from $5.7 million in 2000 to $9.0 million in 2001. Sales in Israel and other international markets increased $3.0 million, or 22%, from $13.5 million in 2000 to $16.5 million in 2001. The most significant products introduced in the U.S.A. during the year were: Clotrimazole and Betamethasone Dipropionate Cream, Amiodarone Hydrochloride Tablets, Enalapril Maleate Tablet and Enalapril Maleate and Hydrocholrothiazide Tablets.

Cost of Sales. Cost of sales increased $13.5 million, or 33%, from $41.2 million in 2000 to $54.7 million in 2001. Cost of sales grew at a slower pace than sales due to the introduction of new products and increased manufacturing efficiency.

Gross Profit. Gross profit increased $32.8 million, or 52%, from $62.6 million in 2000 to $95.4 million in 2001. Gross profit margin improved from 60% in 2000 to 64% in 2001. The increase in margin in 2001 reflects higher sales volume, reduction in unit production costs and an increased contribution from new products that traditionally exhibit higher profit margin.

Research and Development. R&D expenses, net, increased $5.0 million, or 34%, from $14.6 million in 2000 to $19.6 million in 2001. R&D expenses comprised 13% of sales in 2001 and 14% of sales in 2000. The increase in R&D expenses during 2001 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

Selling, Marketing, General and Administrative. SG&A increased $11.1 million, or 35%, from $31.9 million in 2000 to $43.0 million, in 2001. Our SG&A as a percentage of sales was 29% in 2001 and 31% in 2000. Selling and marketing expenses increased from $13.6 million in 2000 to $20.2 million in 2001 primarily due to promotion initiative in relation to introduction of new products . General and administrative expenses increased $4.5 million, or 25%, from $18.3 million in 2000 to $22.8 million in 2001, primarily due to investments in personnel and infrastructure necessary to accommodate continued growth and expansion in international markets.

Operating Income. Operating income increased $16.7 million, or 104%, from $16.1 million in 2000 to $32.8 million in 2001. The increase was primarily the result of increased sales and improved gross margins.

Financial Expenses. Financial expenses, net decreased $1.3 million, or 33%, from $3.9 million in 2000 to $2.6 million in 2001. While our outstanding indebtedness increased to $55.3 million at December 31, 2001 from $44.6 million at December 31, 2000, a greater portion of our debt was long-term and therefore effective interest rates on our borrowings were lower in 2001 than in 2000. We also realized a financial gain, which offset some of the expenses, due to our significant cash position during the fourth quarter resulting from our successful public offering, positive cash flows from operations, decrease in interest rates and favorable foreign currency exchanges.

Taxes on Income. Income tax expenses increased $1.9 million or 76%, from $2.5 million in 2000 to $4.4 million in 2001, with the effective tax rate decreasing to 14% from 20% in the prior year.

Net Income. Our net income increased $16.0 million from $10.0 million in 2000 to $26.0 million in 2001, an increase of 160%, based on the factors cited above.

Year Ended December 31, 2000 compared with Year Ended December 31, 1999

Sales. Sales increased $20.0 million, or 24%, from $83.8 million in 1999 to $103.8 million in 2000. $15.2 million, or 76%, of such increase was attributable to the sale of products that we introduced in 2000. The balance of such increase was attributable to increased sales of products which were sold in both 1999 and 2000. Sales in the United States increased $19.6 million, or 30%, from $65.0 million in 1999 to $84.6 million in 2000. Sales in Canada declined by $0.2 million, or 3%, from $5.9 million in 1999 to $5.7 million in 2000. Sales in Israel and other international markets increased $0.6 million, or 5%, from $12.9 million in 1999 to $13.5 million in 2000. The most significant products introduced during the year in the U.S.A. were Clotrimazole Three Day Vaginal Cream, Diflorasone Diacetate Cream, Clobetasol Propionate Emollient Cream and Clorazepate Dipotassium Tablets.

Cost of Sales. Cost of sales increased $5.9 million, or 17%, from $35.3 million in 1999 to $41.2 million in 2000. Cost of sales grew at a slower pace than sales due to the introduction of new products and increased manufacturing efficiency.

Gross Profit. Gross profit increased $14.1 million, or 29%, from $48.5 million in 1999 to $62.6 million in 2000. Gross profit margin improved from 58% in 1999 to 60% in 2000. The increase in margin in 2000 reflects higher sales volume, reduction in unit production costs and an increased contribution from new products that traditionally exhibit higher profit margin.

Research and Development. R&D expenses, net increased $2.9 million, or 25%, from $11.7 million in 1999 to $14.6 million in 2000. R&D expenses comprised 14% of sales in both 2000 and 1999. The increase in R&D expenses during 2000 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

Selling, Marketing, General and Administrative. SG&A increased $6.0 million, or 23%, from $25.9 million in 1999 to $31.9 million, in 2000. Our SG&A as a percentage of sales was 31% in both 2000 and 1999. Selling and marketing expenses increased from $12.0 million in 1999 to $13.6 million in 2000. General and administrative expenses increased $4.4 million, or 32%, from $13.9 million in 1999 to $18.3 million in 2000, primarily due to investments in personnel and infrastructure necessary to accommodate continued growth and expansion in international markets.

Operating Income. Operating income increased $5.3 million, or 49%, from $10.8 million in 1999 to $16.1 million in 2000. The increase was primarily the result of increased sales and improved gross margins.

Financial Expenses. Financial expenses, net remained substantially the same at $3.9 million in both 1999 and 2000. While our outstanding indebtedness increased to $44.6 million at December 31, 2000 from $28.5 million at December 31, 1999, a greater portion of our debt was long-term and therefore effective interest rates on our borrowings were lower in 2000 than in 1999.

Taxes on Income. Income tax expense increased $1.0 million; or 66%, from $1.5 million in 1999 to $2.5 million in 2000, with the effective tax rate remaining approximately 20% during each of the two years.

Net Income. *Our net income increased $4.5 million from $5.5 million in 1999 to $10.0 million in 2000, an increase of 82%, based on* the factors cited above.

Liquidity and Capital Resources

Cash and cash equivalents were $150.7 million at December 31, 2001 as compared to $7.2 million at December 31, 2000. The major reason for the large cash balances was our public offering of ordinary shares during the fourth quarter that resulted in net proceeds to us of approximately $126.6 million. Improved collection practices, in an environment of a rapid increase in sales, caused trade accounts receivable to modestly increase by 6%, to $41.1 million at December 31, 2001, from $38.7 million at year-end 2000. Inventory levels increased 48% from December 31, 2000 to December 31, 2001, primarily to support increased sales. Shareholders' equity increased from $50.2 million at December 31, 2000 to $218.4 million at December 31, 2001, principally due to the public offering, net income contribution to retained earnings and the exercise of stock options.

We generated cash from operations amounting to $27.4 million for the year ended December 31, 2001 as compared to $6.2 million in the prior year. The increase was due primarily to a $16.0 million increase in net income, and by other working capital items. Cash provided by financing activities was $137.0 million for 2001 and $11.7 million for 2000. During 2001, we issued shares to the public in the net amount of $126.6. The proceeds of the public offering and the bonds were used to reduce our short-term debt as well as to support our capital expansion program and other working capital needs. These factors resulted in net cash inflows of $143.5 million for the year-ended December 31, 2001, as compared to $4.3 million for the year ended December 31, 2000.

Our long-term debt (including current maturities of $6.0 million) outstanding as of December 31, 2001 was approximately $55.3 million and was comprised of the following:

- bonds payable of $25.2 million
- obligations of $28.6 million under a bank credit agreement
- mortgage payable of $0.9 million
- capital lease obligations of $0.6 million

The bonds are non-transferable and are secured by floating charges placed on all of our assets other than on the shares of our non-Israeli subsidiaries. The bonds are either linked to the Israeli CPI, and bear interest of 8.25% or linked to the dollar and bear interest at varying interest rates between LIBOR plus 2% to LIBOR plus 3% per year and are for a term of approximately ten years. Under the bond agreements, our debt to equity ratio may not be greater than 2 and our current ratio may not be lower than 1. Our bank credit agreements contain similar financial covenants. We are currently in compliance with these covenants.

We invested $20.6 million in the year ended December 31, 2001 and $13.5 million in the year ended December 31, 2000 in capital equipment and facilities. These investments principally related to expanding and upgrading our research and development laboratories and our pharmaceutical manufacturing facilities in Haifa Bay, Israel and Brampton, Canada and maintaining compliance with current Good Manufacturing Practices, while increasing manufacturing capacity. In addition to facility-related investments, we also acquired certain manufacturing and packaging equipment that should increase production capacity in both our Israeli and our Canadian facilities. We also continued to upgrade our information systems infrastructure, allowing for more efficient production scheduling and enhanced inventory analysis.

We do not currently have or anticipate any short-term funding requirements outside of the ordinary course of our business and we do not have or anticipate any liquidity concerns. We anticipate that our operating cash flow, together with available borrowings under our credit facilities and the proceeds from the public offering, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short term and the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt obtained to purchase fixed assets. Our interest expenses are sensitive to LIBOR and the Israel Consumer Price Index, or CPI, as most of our long-term debt bears a LIBOR or CPI -based interest rate. As of December 31, 2001, $55.3 million of loans bear an average interest rate of 5.3%. Consequently, a 0.5% change in interest rates will reduce pretax income by approximately $276,000. We have a contract to hedge our exposure to CPI fluctuations in Israel. In addition, we have long-term loans in Canada, denominated in local currency, in the amount of $2.2 million. A 10% adverse change in the exchange rate will reduce reported pretax income by approximately $22,000. Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

We conduct manufacturing operations in Israel and Canada and marketing and research and development operations in Israel, Canada and the United States. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

The following table sets forth the annual rate of inflation, the devaluation rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

Year	Rate of Inflation		Rate of Devaluation Against U.S. Dollar		Rate of Exchange of U.S. Dollar	
	Israel	Canada	Israel	Canada	Israel	Canada
1997	7.0%	0.7%	8.8%	5.1%	3.54	1.43
1998	8.6%	1.9%	17.6%	7.3%	4.16	1.53
1999	1.3%	2.6%	-0.2%	-5.9%	4.15	1.44
2000	0.0%	3.2%	-2.7%	3.9%	4.04	1.50
2001	1.4%	0.7%	9.3%	6.2%	4.42	1.59

Tax Matters

Tax Loss Carryforwards and Tax Credits

As of December 31, 2001, on an unconsolidated basis, we had an available tax loss carryforward of $2.2 million in Israel and $2.3 million in the UK, while Taro Canada had no tax loss carryforward available. Income earned from operations in the United States and Canada is subject to taxes at statutory rates that, in each of 1999, 2000 and 2001, approximated 42% in the United States, and 35.6% in 1999, 34.9% in 2000 and 33.8% in 2001 in Canada. Taro Canada received research and development tax credits, and therefore the effective tax rate on its income was 27% in 2001.

Tax Implications of the Exercise of Certain Stock Options

Due to the exercise, in conjunction with our 2001 public offering, of certain stock options, Taro U.S.A. is allowed, for U.S. federal income tax purposes, a deduction in an amount equal to the difference between the aggregate fair market value of the Ordinary shares subject to the options on the date of exercise and the aggregate exercise price of the options. The deduction totals approximately $79 million and caused Taro U.S.A. to have a substantial net operating loss for U.S. federal income tax reporting purposes in 2001. This net operating loss for U.S. federal income tax purposes substantially reduces Taro U.S.A.'s federal taxable income for 2001 and can be carried back five years to 1996, substantially reducing the taxable income of Taro U.S.A. for those years and resulting in a tax refund of approximately $2.4 million for this period. The balance of the net operating loss can be carried forward for up to 20 years, subject to applicable limitations on the utilization of net operating loss carryforwards.

Approved Enterprise Status in Israel

Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive certain tax benefits. We have elected to receive an alternative package of benefits under the Law for Encouragement of Capital Investments. We have received three approvals granting us an alternative package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of four years commencing in 2001, and we will be eligible for a reduced tax rate of between 10% to 15% for an additional two years (taking into account the time limits imposed by the Law for Encouragement of Capital Investments, 1959). Under the second approval, our undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years. Under the third approval, our undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years thereafter. As a result, a substantial portion of the profits derived from products manufactured in Israel may benefit from a lower tax rate.

Significant Accounting Principles and Policies

U.S. GAAP. Our financial statements are prepared in accordance with accounting principles, and audited annually in accordance with accounting standards, generally accepted in the United States. A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to the financial statements included in this annual report. The following is a summary of certain principles which have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

Functional and Reporting Currency. A majority of our revenues is generated, and a substantial portion of our expenses are incurred, in U.S. dollars. Hence, the dollar is our functional and reporting currency and monetary accounts maintained in other currencies are re-measured into dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board.

Use of Estimates. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an on-going basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates may vary under different conditions.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Revenue Recognition. Revenues from sale of products are recognized in accordance with the SAB 101 "Revenue Recognition in Finance Statement" when persuasive evidence of an arrangements exists, delivery has occurred, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

Corporate Information

Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

Board of Directors:
Barrie Levitt, M.D., Chairman
Mr. Eric Hills, Vice Chairman
Daniel Moros, M.D., Vice Chairman
Mr. Aaron Levitt, President
Mr. Arye Barak
Heather Douglas, Esq.
Irith Hausner, Esq.
Eric Johnston, Esq.
Gad Keren, M.D.
Tal Levitt, Esq.

Taro Research Institute Board of Directors:
Avraham Yacobi, Ph.D., Chairman
Richard Gillis, Ph.D.
Gad Keren, M.D.
Shlomo Laniado, M.D.
Barrie Levitt, M.D.
Daniel Moros, M.D.
Arthur Raines, Ph.D.
Mr. Samuel Rubinstein
Edmund H. Sonnenblick, M.D.

Investor Information

Auditors:
Kost, Forer & Gabbay
A Member of Ernst & Young International
Tel-Aviv, Israel

Ernst & Young
Thornhill, Ontario, Canada

Ernst & Young
New York, New York, U.S.A.

Counsel:
Weil, Gotshal & Manges
New York, New York, U.S.A.

Yigal Arnon & Co.
Tel-Aviv, Israel

Transfer Agent:
American Stock Transfer Co.
New York, New York, U.S.A.

Worldwide Offices:

ISRAEL Haifa
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

ISRAEL Yakum
Taro Pharmaceutical Industries Ltd.
Euro Park (Italy Bldg.)
Yakum Business Park, Yakum 60972, Israel

U.S.A.
Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532, U.S.A.

CANADA
Taro Pharmaceuticals Inc.
130 East Drive
Brampton, Ontario L6T 1C1, Canada

UK
Taro Pharmaceuticals (UK) Ltd.
Riverside House, Station Road
Bishops Stortford, Hertfordshire CM23 3AJ

For Additional Information, Contact:
Kevin Connelly, C.P.A.
Senior Vice President and Chief Financial Officer
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532, U.S.A.

Certain statements in this document are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, comments regarding financial performance, including revenue and earnings growth, operational leverage, profitability, growth of the Company's base business, and contribution of new products; business development and other growth opportunities; use of proceeds from the Company's 2001 public offering; research programs and expansion in Europe and other international operations. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions, and other risks as detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001.

TARO

www.taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: April 30, 2002

By: /s/ Kevin Connelly
Kevin Connelly
Vice President and Chief Financial Officer